UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT ON REVIEW

To the Shareholders and Management of
Banco Santander (Brasil) S.A.
São Paulo - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as of September 30, 2014 and the related statements of income and comprehensive income for the nine-month period, the changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Other issues

Statements of value added

We have also reviewed the consolidated statement of value added (DVA) mentioned in note 16.e) as complimentary information, for the nine-month period ended September 30, 2014, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and is considered as supplemental information for International Financial Reporting Standards - IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 3, 2014

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

2014-1399 Consol_Ingl CPT

© 2014 Deloitte Touche Tohmatsu. All rights reserved.
2

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	9/30/2014	12/31/2013

Cash and Balances With The Brazilian Central Bank		60,747,702	51,714,210

Financial Assets Held For Trading	4-a	52,967,894	30,218,787
Debt instruments		46,173,064	22,840,499
Equity instruments		447,397	477,577
Trading derivatives	16-a	6,347,433	6,900,711

Other Financial Assets At Fair Value Through Profit Or Loss	4-a	1,528,816	1,298,296
Loans and amounts due from credit institutions		-	112
Debt instruments		102,342	105,850
Equity instruments		1,426,474	1,192,334

Available-For-Sale Financial Assets	4-a	47,287,341	46,287,082
Debt instruments		45,648,809	44,957,272
Equity instruments		1,638,532	1,329,810

Loans and Receivables	4-a	266,061,201	258,777,511
Loans and amounts due from credit institutions		44,185,600	44,956,800
Loans and advances to customers	14	221,875,601	213,820,711

Hedging Derivatives	16-a	251,897	322,817

Non-Current Assets Held For Sale	5	646,315	274,730

Investments in Associates and Joint Ventures	6	1,030,980	1,063,803

Tax Assets		22,891,809	22,060,488
Current		2,631,937	2,862,789
Deferred		20,259,872	19,197,699

Other Assets		5,543,351	5,084,668

Tangible Assets		6,670,636	6,885,927

Intangible Assets		30,288,403	29,064,376
Goodwill	8-a	28,389,997	27,217,565
Other intangible assets	8-b	1,898,406	1,846,811

Total Assets		495,916,345	453,052,695

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	9/30/2014	12/31/2013

Financial Liabilities Held For Trading	9-a	17,549,340	13,554,306
Trading derivatives	16-a	4,871,594	5,417,795
Short positions		12,677,746	8,136,511

Financial Liabilities at Amortized Cost	9-a	369,622,966	329,700,620
Deposits from Brazilian Central Bank and deposits from credit institutions		44,191,929	34,032,289
Customer deposits		218,411,583	200,155,677
Debt securities		70,706,093	65,300,548
Subordinated liabilities		7,278,892	8,906,144
Debt Instruments Eligible to Compose Capital		6,194,552	-
Other financial liabilities		22,839,917	21,305,962

Hedging Derivatives	16-a	850,313	628,983

Provisions	10-a	10,031,435	10,892,388
Provisions for pension funds and similar obligations		2,971,247	3,043,311
Provisions, judicial and administrative proceedings, commitments and other provisions		7,060,188	7,849,077

Tax Liabilities		13,712,942	11,693,338
Current		12,014,303	10,069,745
Deferred		1,698,639	1,623,593

Other Liabilities		5,175,400	4,927,758

Total Liabilities		416,942,396	371,397,393

Stockholders' Equity	11	79,661,567	83,339,506
Capital		56,806,384	62,634,585
Reserves		20,791,523	17,673,134
Treasury shares		(367,104)	(291,707)
Option for Acquisition of Equity Instrument		(950,000)	-
Profit for the period attributable to the Parent		4,220,764	5,723,494
Less: Dividends and remuneration		(840,000)	(2,400,000)

Other Comprehensive Income		(1,098,313)	(1,973,305)

Stockholders' Equity Attributable to the Parent		78,563,254	81,366,201

Non - Controlling Interests		410,695	289,101

Total Stockholders' Equity		78,973,949	81,655,302
Total Liabilities and Stockholders' Equity		495,916,345	453,052,695

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data

	Note	7/01 to 9/30/2014	7/01 to 9/30/2013	1/01 to 9/30/2014	1/01 to 9/30/2013

Interest and similar income		15,110,049	12,966,717	43,028,449	37,493,900
Interest expense and similar charges		(8,565,607)	(6,075,160)	(22,574,683)	(16,045,425)
Interest Net Income		6,544,442	6,891,557	20,453,766	21,448,475
Income from equity instruments		36,582	1,648	173,424	47,215
Income from companies accounted for by the equity method	6-b	30,747	34,107	67,575	84,107
Fee and commission income		3,073,559	2,800,760	8,343,362	7,973,424
Fee and commission expense		(871,411)	(878,481)	(2,067,279)	(2,013,533)
Gains (losses) on financial assets and liabilities (net)		1,928,525	185,522	2,319,150	(631,533)
Financial assets held for trading		1,583,466	(358,452)	1,916,506	(2,007,220)
Other financial instruments at fair value through profit or loss		8,116	26,237	46,694	8,999
Financial instruments not measured at fair value through profit or loss		332,102	513,137	350,691	1,369,885
Other		4,841	4,600	5,259	(3,197)
Exchange differences (net)		(2,806,469)	402,571	(2,254,625)	699,521
Other operating income (expense)		(116,405)	(155,975)	(373,169)	(339,801)
Total Income		7,819,570	9,281,709	26,662,204	27,267,875
Administrative expenses	12	(3,519,919)	(3,472,364)	(10,168,085)	(10,117,088)
Personnel expenses		(1,803,549)	(1,746,136)	(5,255,390)	(5,148,344)
Other administrative expenses		(1,716,370)	(1,726,228)	(4,912,695)	(4,968,744)
Depreciation and amortization		(371,132)	(288,005)	(989,053)	(931,204)
Tangible assets		(237,775)	(179,290)	(625,361)	(541,533)
Intangible assets		(133,357)	(108,715)	(363,692)	(389,671)
Provisions (net)		(643,877)	(570,784)	(1,399,302)	(1,209,038)
Impairment losses on financial assets (net)		(2,825,129)	(3,290,705)	(8,540,861)	(10,942,113)
Loans and receivables	4-b.2	(2,818,078)	(3,290,705)	(8,540,681)	(10,942,113)
Other financial instruments not measured at fair value through profit		(7,051)	-	(180)	-
Impairment losses on other assets (net)		8,506	35,535	11,480	(86,022)
Other intangible assets		333	176	(1,572)	(32,617)
Other assets		8,173	35,359	13,052	(53,405)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		49,307	1,250	75,824	412,728
Gains (losses) on non-current assets held for sale not classified as discontinued operations		5,887	8,311	10,591	99,809
Operating Profit Before Tax		523,213	1,704,947	5,662,798	4,494,947
Income taxes		799,802	(376,313)	(1,383,523)	(135,486)
Net Profit from Continuing Operations		1,323,015	1,328,634	4,279,275	4,359,461
Discontinued Operations		-	21,676	-	46,205
Consolidated Profit for the Period		1,323,015	1,350,310	4,279,275	4,405,666
Profit attributable to the Parent		1,312,905	1,332,542	4,220,764	4,316,832
Profit (loss) attributable to non-controlling interests		10,110	17,768	58,511	88,834
The accompanying Notes and Appendix I are an integral part of these financial statements.

Earnings Per Share (Brazilian Real) (1)
From continuing and discontinued operations
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	157.45	170.74	517.74	548.67
Preferred shares	173.20	187.82	569.51	603.53
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	152.29	170.67	517.58	548.40
Preferred shares	167.52	187.74	569.34	603.24

Net Profit attributable - Basic (Brazilian Real)
Common shares	605,348	657,285	1,994,543	2,117,544
Preferred shares	641,833	696,933	2,118,305	2,245,493
Net Profit attributable - Diluted (Brazilian Real)
Common shares	605,946	657,279	1,994,531	2,117,525
Preferred shares	641,235	696,939	2,118,317	2,245,512
From continuing operations
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	157.45	168.01	517.74	542.86
Preferred shares	173.20	184.81	569.51	597.14
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	152.29	167.94	517.58	542.60
Preferred shares	167.52	184.73	569.34	596.85

Net Profit attributable - Basic (Brazilian Real)
Common shares	605,348	646,764	1,994,543	2,095,119
Preferred shares	641,833	685,778	2,118,305	2,221,713
Net Profit attributable - Diluted (Brazilian Real)
Common shares	605,946	646,759	1,994,531	2,095,100
Preferred shares	641,235	685,783	2,118,317	2,221,732

From discontinued operations
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	-	2.73	-	5.81
Preferred shares	-	3.01	-	6.39
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	-	2.73	-	5.81
Preferred shares	-	3.00	-	6.39

Net Profit attributable - Basic (Brazilian Real)
Common shares	-	10,521	-	22,425
Preferred shares	-	11,155	-	23,780
Net Profit attributable - Diluted (Brazilian Real)
Common shares	-	10,521	-	22,425
Preferred shares	-	11,155	-	23,780

Weighted average shares outstanding - basic
Common shares	3,844,669	3,849,603	3,852,415	3,859,428
Preferred shares	3,705,809	3,710,744	3,719,509	3,720,569
Weighted average shares outstanding - diluted
Common shares	3,978,952	3,851,183	3,853,588	3,861,259
Preferred shares	3,827,884	3,712,324	3,720,682	3,722,400

(1) Earnings per Share has been retrospectively adjusted to reflect the impacts of the Share Bonus and Reverse Share Split transactions as described in note 11.d to consolidated interim financial statements.

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	7/01 to 9/30/2014	7/01 to 9/30/2013	1/01 to 9/30/2014	1/01 to 9/30/2013

Consolidated Profit for the Period	1,323,015	1,350,310	4,279,275	4,405,666

Other comprehensive income which may be reclassified to net income:	17,320	(185,569)	873,219	(1,771,215)

Available-for-sale financial assets	(129,266)	(305,439)	669,111	(1,879,863)
Valuation adjustments	(194,673)	(2,861,854)	1,103,312	(4,654,111)
Amounts transferred to income statement	(29,846)	2,226,633	(48,435)	1,369,885
Income taxes	95,253	329,782	(385,766)	1,404,363

Cash flow hedges	146,586	119,870	204,108	108,648
Valuation adjustments	256,421	131,337	336,019	70,679
Amounts transferred to income statement	-	84,127	1,829	205,191
Income taxes	(109,835)	(95,594)	(133,740)	(167,222)

Net investment hedge	(60,942)	382,737	98,944	242,184
Net investment hedge	(101,569)	637,895	164,907	403,639
Income taxes	40,627	(255,158)	(65,963)	(161,455)

Exchange on investments Abroad	60,942	(382,737)	(98,944)	(242,184)
Exchange on investments Abroad	60,942	(382,737)	(98,944)	(242,184)

Other comprehensive income which may not be reclassified to net income:	2,996	-	1,773	1,378,871

Defined Benefits plan	2,996	-	1,773	1,378,871
Defined Benefits plan	4,430	-	3,395	2,144,029
Income taxes	(1,434)	-	(1,622)	(765,158)

Total Comprehensive Income	1,343,331	1,164,741	5,154,267	4,013,322

Attributable to the parent	1,330,225	1,138,477	5,095,756	3,924,488
Attributable to non-controlling interests	13,106	26,264	58,511	88,834
Total	1,343,331	1,164,741	5,154,267	4,013,322

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2012 -adjusted		62,634,585	14,644,576	(170,562)	-	5,482,606	(2,670,000)	79,921,205	1,760,671	(2,524,325)	182,046	(440,601)	78,898,996	237,130	79,136,126

Total comprehensive income		-	-	-	-	4,316,832	-	4,316,832	(1,879,863)	1,378,871	(242,184)	350,832	3,924,488	88,834	4,013,322
Appropriation of net profit		-	5,482,606	-	-	(5,482,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital		-	(2,670,000)	-	-	-	1,270,000	(1,400,000)	-	-	-	-	(1,400,000)	-	(1,400,000)
Share based payment		-	33,211	-	-	-	-	33,211	-	-	-	-	33,211	-	33,211
Treasury shares		-	-	(85,881)	-	-	-	(85,881)	-	-	-	-	(85,881)	-	(85,881)
Results of treasury shares		-	(716)	-	-	-	-	(716)	-	-	-	-	(716)	-	(716)
Other		-	60	-	-	-	-	60	-	-	-	-	60	(77,879)	(77,819)
Balances at September 30, 2013		62,634,585	17,489,737	(256,443)	-	4,316,832	(1,400,000)	82,784,711	(119,192)	(1,145,454)	(60,138)	(89,769)	81,370,158	248,085	81,618,243

Balances at December 31, 2013		62,634,585	17,673,134	(291,707)	-	5,723,494	(2,400,000)	83,339,506	(471,945)	(1,332,264)	(57,209)	(111,887)	81,366,201	289,101	81,655,302

Total comprehensive income		-	-	-	-	4,220,760	-	4,220,760	669,111	1,773	(98,944)	303,052	5,095,752	58,511	5,154,263
Appropriation of net profit for the year		-	5,723,494	-	-	(5,723,494)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(2,400,000)	-	-	-	1,560,000	(840,000)	-	-	-	-	(840,000)	-	(840,000)
Share based payments	13-a.1	-	535	-	-	-	-	535	-	-	-	-	535	-	535
Treasury shares	11-c	-	-	(75,365)	-	-	-	(75,365)	-	-	-	-	(75,365)	-	(75,365)
Results of treasury shares		-	(5,360)	-	-	-	-	(5,360)	-	-	-	-	(5,360)	-	(5,360)
Capital restructuring	11-d	(5,828,201)	(185,310)	(32)	-	-	-	(6,013,543)	-	-	-	-	(6,013,543)	-	(6,013,543)
Option for Acquisition of Equity Instrument		-	-	-	(950,000)	-	-	(950,000)	-	-	-	-	(950,000)	-	(950,000)
Other		-	(14,970)	-	-	-	-	(14,970)	-	-	-	-	(14,970)	63,083	48,113
Balances at September 30, 2014		56,806,384	20,791,523	(367,104)	(950,000)	4,220,764	(840,000)	79,661,567	197,166	(1,330,491)	(156,153)	191,165	78,563,254	410,695	78,973,949

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 9/30/2014	1/01 to 9/30/2013
1. Cash Flows From Operating Activities
Consolidated income for the period		4,279,275	4,405,666
Adjustments to profit		9,286,324	10,724,918
Depreciation of tangible assets		625,361	541,533
Amortization of intangible assets		363,692	389,671
Impairment losses on other assets (net)		(11,480)	86,022
Provisions and Impairment losses on financial assets (net)		9,940,163	12,151,151
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(86,415)	(512,537)
Share of results of entities accounted for using the equity method	6-a	(67,575)	(84,107)
Changes in deferred tax assets and liabilities		(1,472,597)	(1,908,784)
Discontinued operations		-	-
Other		(4,825)	61,969
Net (increase) decrease in operating assets		(48,343,343)	(17,072,758)
Balance with the Brazilian Central Bank		(9,022,605)	(8,897,401)
Financial assets held for trading		(22,778,803)	(756,107)
Other financial assets at fair value through profit or loss		(230,700)	(22,690)
Available-for-sale financial assets		192,579	5,619,353
Loans and receivables		(16,557,624)	(13,131,793)
Other assets		53,810	450,987
Discontinued operations		-	(335,107)
Net increase (decrease) in operating liabilities		40,390,742	18,937,868
Financial liabilities held for trading		3,990,460	68,363
Financial liabilities at amortized cost		35,952,812	19,204,573
Other liabilities		447,470	(670,175)
Discontinued operations		-	335,107
Paid tax		(353,147)	(1,010,116)
Total net cash flows from operating activities (1)		5,259,851	15,985,578

2. Cash Flows From Investing Activities
Investments		(1,123,395)	(1,541,854)
Increase / Acquisition of Investments in associates		(2,270)	(255,750)
Change in consolidation criterion		-	-
Tangible assets	7	(695,561)	(1,019,817)
Intangible assets		(425,564)	(266,287)
Disposal		(989,118)	162,710
Net cash received on disposal of Subsidiary		50,437	-
Acquisition of subsidiary, less net cash on acquisition		(1,085,470)	-
Tangible assets		102,794	134,230
Dividends and interest on capital received		(56,879)	28,480
Total net cash flows from investing activities (2)		(2,112,513)	(1,379,144)

3. Cash Flows From Financing Activities
Acquisition of own shares		(88,910)	(115,295)
Reduction of capital	11-d	(6,000,000)	-
Issuance of Debt Instruments Eligible to Compose Capital	11-d	6,000,000	-
Issuance of other long-term liabilities	9-b.3	35,206,951	34,628,036
Dividends paid and interest on capital		(2,087,761)	(2,050,667)
Payments of subordinated liabilities	9-b.4	(2,298,809)	(3,823,280)
Payments of other long-term liabilities	9-b.3	(34,374,157)	(32,204,160)
Payments of Debt Instruments Eligible to Compose Capital	9-b.5	(218,831)	-
Decrease in non-controlling interests		63,082	(77,879)
Total net cash flows from financing activities (3)		(3,798,435)	(3,643,245)
Net Increase in Cash (1+2+3)		(651,097)	10,963,189
Cash and cash equivalents at beginning of period		37,988,003	19,617,679
Cash and cash equivalents at end of period		37,336,906	30,580,868

Cash and cash equivalents components
Cash		3,544,206	4,003,794
Loans and other		33,792,700	26,577,074
Total of cash and cash equivalents		37,336,906	30,580,868

Non-cash transactions
Foreclosured loans and other assets transferred to non-current assets held for sale		436,081	47,555
Dividends and interest on capital declared but not paid	11-b	220,000	450,000

Supplemental information
Interest received		42,811,388	37,159,093
Interest paid		22,083,303	15,423,988

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and through its subsidiaries carries out its operations through two segments (note 14): Commercial Banking and Global Wholesale Banking, which operates with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage. Its operations are conducted as part of a set of institutions that operate on integrated financial markets and capital.

The consolidated interim financial statements for the period ended on September 30, 2014 were authorized for issue by the Board of directors at the meeting held on november 3, 2014.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, this should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2013. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted all standards and interpretations that became effective on January 1, 2014. The following standards and interpretations that are applicable to the Bank:

• Amendments to IAS 32 - Financial Instruments - Presentation - added guidance on offsetting financial assets and financial liabilities.

• IAS 36 - Impairment of assets - added guidance on the disclosure of recoverable amounts of non-financial assets.

• IAS 39 - Impairment of assets - added guidance clarifying that there is not necessary to discontinue "hedge accounting" whether the derivative instrument is renewed, provided that certain criteria are reached.

• Amendments to IFRS 7 - Financial Instruments: Disclosured - encourages improvements of qualitative disclosures in the terms of quantitative information to assist users in the comparison of financial statements.

• Investments: Amendments to IFRS 10, IFRS 12 and IAS 27 - These amendments provide an exception to the consolidation rules of IFRS 10 to parent, which are included in the definition of investment entities.

• Amendments to IAS 19, Employee Benefits: Defined Benefit Plans - Employee Contributions (mandatory for reporting periods beginning on or after July 1, 2014, early application permitted) - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service.

The application of the aforementioned accounting standards and interpretations did not have any material effects on our financial statements.

Standards and interpretations that will be effective after September 30, 2014

The Bank has not yet adopted the following IFRS or new or revised interpretations, that have been issued, but whose effective date will be after the date of these financial statements:

• IFRS 9 – Financial Instruments: Classification and Measurement and Hedge Accounting (without a defined mandatory effective date), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets and hedge accounting. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analysis only for assets measured at amortized cost, and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities affects liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in the income statement. In relation to hedge accounting, the new model attempts to align the accounting rules with risk management. The three methods of hedge accounting under the current standard are maintained (cash flow hedges, fair value hedges and hedges of net investments in foreign operations). However, there are very significant changes with respect to IAS 39 in several areas such as hedged items, hedging instruments, accounting for the time value of options and effectiveness assessment.

On November 19, 2013, the IASB announced the completion of a package of changes to the accounting requirements for financial instruments. These amendments relate to the requirements for classification and measurement as well as the expected credit loss impairment model to be included in IFRS 9. Once those deliberations are complete, the IASB expects to publish a final version of IFRS 9, mandatory for reporting periods beginning on or after January 1, 2018.

The Bank expects the adoption of the above-mentioned standard to have a material effect on the consolidated financial statements taken as a whole, and those impacts are under analysis as the Bank follows the IASB deliberations.

• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on or after January 1, 2017. The standard specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers. The bank is currently assessing the impact of the standard upon its adoption.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses, and disclosure notes.

The main estimates are further discussed on the December 31, 2013, 2012 and 2011 consolidated financial statements. In the period ended on September 30, 2014 there were no significant changes in the estimates made at 2013 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2 to the Bank's consolidated financial statements for the year ended December 31, 2013, 2012 and 2011 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2013 and these interim financial statements' reporting date of September 30, 2014.

e) Comparative information

These interim financial statements include the comparable interim period of September 30, 2013 for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is also provided as of December 31, 2013.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month period ended September 30, 2014.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

i) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional and presentation currency of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

j) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes Level 1" should be registered at specific account liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

In relation to the the equity component, occurs your registry at the initial moment because of their fair value, if different from zero.

The relevant details of these issued instruments are described in note 9-b.5 and 11-d.

k) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading.

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2014 and December 31, 2013 classified based on several measurement methods adopted by the Bank to determine fair value:

	9/30/2014
Thousands of Real	Level 1	Level 2	Level 3	Total
Financial assets held for trading	50,109,242	2,848,796	9,856	52,967,894
Debt instruments	44,964,481	1,208,583	-	46,173,064
Equity instruments	400,319	37,222	9,856	447,397
Trading derivatives	4,744,442	1,602,991	-	6,347,433
Other financial assets at fair value through profit or loss	517,734	233,204	777,878	1,528,816
Debt instruments	-	102,342	-	102,342
Equity instruments	517,734	130,862	777,878	1,426,474
Available-for-sale financial assets	33,043,575	13,564,567	679,199	47,287,341
Debt instruments	32,493,796	13,155,012	-	45,648,808
Equity instruments	549,779	409,555	679,199	1,638,533
Hedging derivatives (assets)	206,391	45,506	-	251,897
Financial liabilities held for trading	16,610,600	938,740	-	17,549,340
Trading derivatives	3,932,854	938,740	-	4,871,594
Short positions	12,677,746	-	-	12,677,746
Hedging derivatives (liabilities)	756,146	94,167	-	850,313

		12/31/2013
Thousands of Real		Level 1	Level 2	Level 3	Total
Financial assets held for trading		28,193,318	2,022,142	3,327	30,218,787
Debt instruments		22,394,344	446,155	-	22,840,499
Equity instruments		473,202	1,048	3,327	477,577
Trading derivatives		5,325,772	1,574,939	-	6,900,711
Other financial assets at fair value through profit or loss		753,893	210,242	334,161	1,298,296
Loans and amounts due from credit institutions		-	112	-	112
Debt instruments		-	105,850	-	105,850
Equity instruments		753,893	104,280	334,161	1,192,334
Available-for-sale financial assets		33,962,431	11,811,180	513,471	46,287,082
Debt instruments		33,146,090	11,811,180	-	44,957,270
Equity instruments		816,341	-	513,471	1,329,812
Hedging derivatives (assets)		293,546	29,271	-	322,817
Financial liabilities held for trading		11,934,099	1,620,207	-	13,554,306
Trading derivatives		3,797,588	1,620,207	-	5,417,795
Short positions		8,136,511	-	-	8,136,511
Hedging derivatives (liabilities)		608,478	20,505	-	628,983

The following table shows the changes that occurred during the period of December 31, 2013 and the third quarter of 2014 for level 3:

In thousand of Real	Fair Value 12/31/2013	Gains/ losses (Realized-Not Realized)	Additions / Low	Transfers to Level 3	Fair value 9/30/2014
Financial assets held for trading	3,327	(66)	-	6,595	9,856
Other financial assets at fair value through profit or loss	334,161	(19,230)	34,116	428,831	777,878
Available-for-sale financial assets	513,471	5,343	120,000	40,385	679,199

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are write-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Appendix I includes relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided in Note 6.

3. Change in the scope of consolidation

a) Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

b) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds. This operation generated a gain to Banco Santander of R$2,008 million before taxes (Tax effect R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

c) Acquisition of Virtual Motors Páginas Eletrônicas Ltda. – ME

On 9 September 2014 it was signed, by Webmotors S.A., a quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

d) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet S.A. (current corporate name of Santander Getnet Serviços Para Meios de Pagamento Sociedade Anônima (SGS))

Banco Santander announced to the market on April 7, 2014, the company's purchase Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1,089.1 million paid and R$67,2 million payable), and intangible assets was estimated at R$1,064.5 million.

The allocation of the purchase price (Purchase Price Allocation - PPA) shown below reflects purchase accounting adjustments, in accordance with IFRS 3 - Business Combinations, determined at the acquisition date, based on accounting records on July 31, 2014 which corresponded to a gain in fixed assets in the amount of R$48,882.

The initial recognition of the PPA was made on estimates basis, which may be updated within the measurement period (12 months after completion of the operation), as summarized below:

Summary of cleared values

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets	48,882
Adjusted accounting value	91,777
Purchase Price	1,156,263
Goodwill	1,064,486

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet SA - (Protocol)" of August 29, 2014 (merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of the Getnet SA a put option whose purpose all shares of Getnet SA held equivalent to 11.5% of the total capital of the company for them. As set out in IAS 32, measured at fair value, a financial liability was recognized for the commitment made, as counterpart a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2014 and December 31, 2013 is as follows:

	9/30/2014
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	44,185,600	44,185,600
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	44,328,749	44,328,749
Impairment losses (note 4-b.2)	-	-	-	(143,149)	(143,149)
Loans and advances to customers	-	-	-	221,875,601	221,875,601
Of which:
Loans and advances to customers, gross (1)	-	-	-	235,402,394	235,402,394
Impairment losses (note 4-b.2)	-	-	-	(13,526,793)	(13,526,793)
Debt instruments	46,173,064	102,342	45,648,809	-	91,924,215
Equity instruments	447,397	1,426,474	1,638,532	-	3,512,403
Trading derivatives	6,466,519	-	-	-	6,466,519
Total	53,086,980	1,528,816	47,287,341	266,061,201	367,964,338

	12/31/2013
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	112	-	44,956,800	44,956,912
Of which:
Loans and amounts due from credit institutions, gross	-	112	-	45,125,223	45,125,335
Impairment losses (note 4-b.2)	-	-	-	(168,423)	(168,423)
Loans and advances to customers	-	-	-	213,820,711	213,820,711
Of which:
Loans and advances to customers, gross (1)	-	-	-	227,292,833	227,292,833
Impairment losses (note 4-b.2)	-	-	-	(13,472,122)	(13,472,122)
Debt instruments	22,840,499	105,850	44,957,272	-	67,903,621
Equity instruments	477,577	1,192,334	1,329,810	-	2,999,721
Trading derivatives	6,900,711	-	-	-	6,900,711
Total	30,218,787	1,298,296	46,287,082	258,777,511	336,581,676

(1) On September 30, 2014, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$282,854 (12/31/2013 – R$356,109), and R$256,736 (12/31/2013 – R$336,040) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2013, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2014 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the nine-months periods ended September 30, 2014 and 2013 were as follows:

	9/30/2014	9/30/2013
Balance at beginning of the period	13,640,545	14,041,579
Impairment losses charged to income for the period – Loans and receivables	9,161,328	11,224,168
Write-off of impaired balances against recorded impairment allowance	(9,131,931)	(11,135,022)
Balance at end of the period	13,669,942	14,130,725
Recoveries of loans previously charged off	620,647	282,055

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$8,540,681 and R$10,942,113 in the nine-months periods ended September 30, 2014 and 2013, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "Loans and Receivables" considered to be impaired due to credit risk in the nine-months periods ended September 30, 2014 and 2013 is as follows:

	9/30/2014	9/30/2013
Balance at beginning of the period	14,021,777	16,057,135
Net additions	9,834,771	10,455,231
Write-off of impaired balances against recorded impairment allowance	(9,131,931)	(11,135,022)
Balance at end of the period	14,724,617	15,377,344

5. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

The total of non-current assets held for sale is R$277,029 and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

6. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Banco Santander considers investments classified as significant influence when the Bank is empowered to elect members to the Executive Board.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	9/30/2014	12/31/2013
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)	Securitization	Brazil	13.64%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%

Jointly Controlled by Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1) (4)	Other Activities	Brazil	20.82%	20.82%

Jointly Controlled by Santander Getnet
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (1) (5)	Other Activities	Brazil	50.00%	-

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%
BW Guirapá I S.A. (2)	Holding	Brazil	-	40.57%

			Investments
			9/30/2014	12/31/2013
Jointly Controlled by Banco Santander			535,035	512,999
Companhia de Crédito, Financiamento e Investimento RCI Brasil			491,807	467,362
Norchem Participações e Consultoria S.A. (1)			24,713	24,254
Cibrasec - Companhia Brasileira de Securitização (1)			10,192	10,298
Estruturadora Brasileira de Projetos S.A. - EBP (1)			8,323	11,085

Jointly Controlled by Santander Serviços			469,697	434,993
Webmotors S.A. (3)			333,196	316,784
Tecnologia Bancária S.A. - TECBAN (1) (4)			136,501	118,209

Jointly Controlled by Santander Getnet			892	-
iZettle do Brasil (1) (5)			892	-

Significant Influence of Banco Santander			25,356	115,811
Norchem Holding e Negócios S.A. (1)			25,356	27,096
BW Guirapá I S.A. (2)			-	88,715
Total			1,030,980	1,063,803

			Results of Investments
	7/01 to 9/30/2014	7/01 to 9/30/2013	1/01 to 9/30/2014	1/01 to 9/30/2013

Jointly Controlled by Banco Santander	19,849	26,376	32,924	69,295
Companhia de Crédito, Financiamento e Investimento RCI Brasil	23,044	29,319	43,326	69,631
Norchem Participações e Consultoria S.A. (1)	287	309	1,059	833
Cibrasec - Companhia Brasileira de Securitização (1)	(5)	223	97	537
Estruturadora Brasileira de Projetos S.A. - EBP (1)	(86)	(54)	(2,685)	1,803
BW Guirapá I S.A. (2)	(3,391)	(3,421)	(8,873)	(3,509)

Jointly Controlled by Santander Serviços	12,022	7,701	35,073	9,198
Webmotors S.A. (3)	5,259	3,541	16,781	3,443
Tecnologia Bancária S.A. - TECBAN (1) (4)	6,763	4,160	18,292	5,755

Jointly Controlled by Santander Getnet	(1,378)	-	(1,378)	-
iZettle do Brasil (1) (5)	(1,378)	-	(1,378)	-

Significant Influence of Banco Santander	254	30	956	5,614
Norchem Holding e Negócios S.A. (1)	254	30	956	5,614
Total	30,747	34,107	67,575	84,107

b) Changes

The changes in the balance of this item in the periods ended September 30, 2014 and 2013 were as follows:

Jointly Controlled by Banco Santander			9/30/2014	9/30/2013
Balance at beginning of period			947,992	449,427
Change in the scope of consolidation (2)			8,874	-
Capital increases			-	6,830
Income from companies accounted for by the equity method			66,619	78,493
Addition			2,270	468,547
Capital gains			368	-
Dividends proposed/received			(20,509)	(12,535)
Other			10	78
Balance at end of period			1,005,624	990,840

Significant Influence of Banco Santander
Balance at beginning of period			115,811	22,666
Change in the scope of consolidation (2)			(88,715)	-
Dividends proposed/received			(2,696)	(1,523)
Income from companies accounted for by the equity method			956	5,614
Balance at end of period			25,356	26,757
(1) Companies delayed by one month for the calculation of equity.
(2) On September, 2014 the investment held in BW Guirapá S.A. by Banco Santander was transferred to Santander Participações and reclassified to no-current assets held for sale (Note 5).
(3) In March 7, 2014 was concluded acquisition by company Webmotors SA, 100% of the share capital of KM Locanet Ltda - ME (Compreauto).

(4) On 18 July 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of Tecban (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by Tecban, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. (The General Superintendency of CADE published in the Diário Oficial da União, on October 23, 2014, its decision in which approved, without restriction, the related transaction.)

(5) On July 18, 2014, Banco  Santander now holds 50% of the total corporate capital of iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”), through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014. iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico. One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution. At the EGM (definir) held on July 31, 2014, the transfer of the investment held by Banco Santander (5,300 common shares without par value issued by the Izettle do Brasil Meios de Pagamento S.A.) to the capital of Santander Getnet was approved.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

Charge-offs was recorded with respect to investments in associates and joint ventures for the periods ended September 30, 2014 and December 31, 2013.

7. Tangible assets

a) Changes

Tangible assets were acquired in the nine-month periods ended September 30, 2014 and 2013 for R$695,561 and R$1,019,818, respectively. Also, in the nine-months ended September 30, 2014 there was no sale of tangible assets, while in 2013 tangible assets with a book value of R$11,239 were sold, generating again of R$122,991 (1).

(1) In 2013, Includes R$121,391 related to the income on sale of real estate to the Fundo Imobiliário Santander Agências, recorded on consolidated income statement “Gains (losses) on disposal of assets not classified as non-current assets held for sale”. This fund has administration and management of third parties.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended September 30, 2014 and 2013.

c) Tangible asset purchase commitments

On September 30, 2014, the Bank does not have contractual commitments for the acquisition of property, plant and equipment (09/30/2013 - R$1,421).

8. Intangible assets

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed and approved by the Executive Board.

Based on the assumptions described above management has not identified any evidence of impairment.

		9/30/2014	12/31/2013
Breakdown/Operating segments:
Banco ABN Amro Real S.A. (Banco Real)/ Commercial Banking		27,325,511	27,217,565
Santander Getnet		1,064,486	-
Total		28,389,997	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

With finite lives:	Estimated Useful Life	9/30/2014	12/31/2013
IT developments	5 years	4,400,033	3,892,521
Other assets	Up to 5 years	358,478	345,343
Amortization		(2,574,271)	(2,104,856)
Impairment losses		(285,834)	(286,197)
Total		1,898,406	1,846,811

9. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2014 and December 31, 2013 is as follows:

	9/30/2014
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	44,191,929	44,191,929
Customer deposits	-	218,411,583	218,411,583
Marketable debt securities	-	70,706,093	70,706,093
Trading derivatives	4,885,383	-	4,885,383
Subordinated liabilities	-	7,278,892	7,278,892
Short positions	12,677,746	-	12,677,746
Debt Instruments Eligible to Compose Capital	-	6,194,552	6,194,552
Other financial liabilities	-	22,839,917	22,839,917
Total	17,563,129	369,622,966	387,186,095

	12/31/2013
	Trading Financial Liabilities	Financial Liabilities at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	34,032,289	34,032,289
Customer deposits	-	200,155,677	200,155,677
Marketable debt securities	-	65,300,548	65,300,548
Trading derivatives	5,417,795	-	5,417,795
Subordinated liabilities	-	8,906,144	8,906,144
Short positions	8,136,511	-	8,136,511
Other financial liabilities	-	21,305,962	21,305,962
Total	13,554,306	329,700,620	343,254,926

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	9/30/2014	12/31/2013
Demand deposits (1)	97,592	251,134
Time deposits (2)	38,030,287	30,510,143
Repurchase agreements	6,064,050	3,271,012
Of which:
Backed operations with Private Securities (3)	526	373,256
Backed operations with Government Securities	6,063,524	2,897,756
Total	44,191,929	34,032,289
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.
(3) Refers primarily to repurchase agreements backed by debentures own issue.

b.2) Customer deposits

	9/30/2014	12/31/2013
Demand deposits
Current accounts (1)	14,178,449	15,584,719
Savings accounts	36,627,149	33,589,050
Time deposits	86,661,441	81,350,739
Repurchase agreements	80,944,544	69,631,169
Of which:
Backed operations with Private Securities (2)	48,924,036	41,851,923
Backed operations with Government Securities	32,020,508	27,779,246
Total	218,411,583	200,155,677
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Debt securities

	9/30/2014	12/31/2013
Real estate credit notes - LCI (1)	21,743,402	17,077,414
Bonds and other securities	11,685,889	15,903,376
Treasury Bills (3)	33,387,801	28,222,426
Securitization notes (MT100) (4)	1,801,213	2,247,237
Agribusiness credit notes - LCA (2)	2,085,120	1,681,646
Debentures	2,668	168,449
Total	70,706,093	65,300,548
(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chattel mortgage on property. On September 30, 2014, there are maturities between 2014 and 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 90,0% to 97,5% of CDI. On September 30, 2014, they have maturities between 2014 to 2015.

(3) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2014, have a maturity between 2014 to 2025.

(4) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

The changes in the balance of Marketable debt instruments in the nine-months periods ended September 30, 2014 and 2013 were as follows:

	9/30/2014	9/30/2013
Balance at beginning of the period	65,300,548	54,012,018
Issues	35,206,951	34,628,036
Payments	(34,374,157)	(32,204,160)
Interest	4,530,493	3,096,543
Exchange differences and other	259,615	1,265,884
Transfer Held For Sale	(217,357)	-
Balance at end of the period	70,706,093	60,798,321

The Composition of "Eurobonds and other securities" is as follows:

					Interest	9/30/2014	12/31/2013
	Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	mar - 11		mar - 14	US$	Libor + 2,1%	-	2,813,498
Eurobonds	apr and nov - 10		apr - 15	US$	4.5%	2,044,316	1,971,183
Eurobonds	jan and jun - 11		jan - 16	US$	4.3%	2,073,505	2,005,381
Eurobonds	feb and sep - 12		feb - 17	US$	4.6%	3,287,883	3,210,407
Eurobonds (2)	mar and may - 13		mar - 16	R$	8.0%	1,257,135	1,283,821
Eurobonds (2)	jun - 11		dec - 14	CHF	3.1%	394,762	395,378
Eurobonds (2)	apr - 12		apr - 16	CHF	3.3%	391,243	404,185
Eurobonds	mar - 13		apr - 18	US$	4,5% to 8,4% (1)	840,347	786,587
Eurobonds (2)	jun - 13		jun - 15	CHF	1.1%	323,657	332,147
Eurobonds (2)	mar - 13		mar - 15	CHF	1.7%	179,718	184,256
Eurobonds (2)	apr - 12		apr - 16	CLP	4.6%	94,199	97,887
Eurobonds (2)	dec - 12		dec - 14	CNY	2.1%	60,142	58,044
Other (2)						738,982	2,360,602
Total						11,685,889	15,903,376

(1) The operation has compound interest flow: to April 17, 2013 equal 4.5% p.a., in period April 18, 2013 to the October 17, 2017 equal 8.4% p.a. and October 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$2,377,199 (12/31/2013 - R$2,423,571) in cash flow hedge operations, being R$1,257,135 indexed in Real (12/31/2013 - R$1,283,821), R$965,723 indexed on foreign currency - Swiss Franc (12/31/2013 - R$983,819), R$94,199 in Chilean Peso (12/31/2013 - R$97,887) and R$60,142 in Chinese Yuan (12/31/2013 - R$58,044), and R$323,657 for market risk hedge operations indexed to foreign currency - Swiss Franc (12/31/2013 - R$332,147), and R$24,546 indexed to foreign currency - YEN.

On September 30, 2014 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

The Composition of "Securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a.) (1)		9/30/2014	12/31/2013
Series 2008-1	may - 08	mar - 15	US$	6.2%		53,314	150,645
Series 2008-2 (2)	aug - 08	sep - 17	US$	LIBOR (6 months) +0.8%		980,705	940,146
Series 2009-1	aug - 09	sep - 14	US$	LIBOR (6 months) + 2.1%		-	40,593
Series 2009-2	aug - 09	sep - 19	US$	6.3%		92,902	105,135
Series 2010-1	dec - 10	mar - 16	US$	LIBOR (6 months) + 1.5%		262,740	420,537
Series 2011-1	may - 11	mar - 18	US$	4.2%		190,856	237,020
Series 2011-2	may - 11	mar - 16	US$	LIBOR (6 months) + 1.4%		220,696	353,161
Total						1,801,213	2,247,237
(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						9/30/2014	12/31/2013
	Issuance		Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	jun - 06		jul - 16	R$1,500	105.0% CDI	3,579,302	3,306,909
Subordinated Liabilities	oct - 06		sep - 16	R$850	104.5% CDI	1,934,937	1,788,358
Subordinated Liabilities	jul - 07		jul - 14	R$885	104.5% CDI	-	1,684,508
Subordinated Liabilities	jul to oct - 06		jul - 16 to jul - 18	R$447	104.5% CDI	1,050,362	970,794
Subordinated Liabilities	jan- 07		jan- 14	R$250	104.5% CDI	-	508,655
Subordinated Liabilities	may to jun - 08		may - 13 to may - 18	R$283	CDI (2)	110,625	101,659
Subordinated Liabilities	may to jun - 08		may - 13 to jun - 18	R$268	IPCA (3)	409,987	368,401
Subordinated Liabilities	nov - 08		nov - 14	R$100	120.5% CDI	193,679	176,860
Total						7,278,892	8,906,144
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" in nine-months period ended September 30, 2014 and 2013 were as follows:

					9/30/2014	9/30/2013
Balance at beginning of the period					8,906,144	11,919,151
Payments					(2,298,809)	(3,823,280)
Interest					671,557	594,622
Balance at end of the period					7,278,892	8,690,493

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 11.d), are as follows:

						9/30/2014
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	abr-14	no maturity (perpetual)	R$3,000	7.375%		3,101,426
Tier II (2)	jul-14	jan-24	R$3,000	6.000%		3,093,126
Total						6,194,552
(1) Interest quarterly paid from April 29, 2014.
(2) The interest payable semiannually from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in nine-months period ended September 30, 2014 were as follows:

						9/30/2014
Balance at beginning of the period						-
Issues						6,000,000
Interest payment Tier I (1)						172,958
Interest payment Tier II (1)						140,712
Foreign exchange variation						99,713
Payments of interest - Tier I						(120,664)
Payments of interest - Tier II						(98,167)
Balance at end of the period						6,194,552
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II were recorded against income for the period as "Interest expense and similar charges".

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

					9/30/2014	12/31/2013
Provisions for pension funds and similar obligations					2,971,247	3,043,311
Provisions for judicial and administrative proceedings, commitments and other provisions					7,060,188	7,849,077
Judicial and administrative proceedings under the responsibility of former controlling stockholders					777,476	954,325
Judicial and administrative proceedings					5,669,228	5,382,320
Of which:
Civil					1,728,735	1,641,199
Labor					2,041,874	1,938,355
Tax and Social Security					1,898,619	1,802,766
Other provisions (1)					613,484	1,512,432
Total					10,031,435	10,892,388

(1) On december 31, 2013, include fund to cover the impacts of projects aimed at improving operational productivity and efficiency recorded under “Provisions (net)”, provision for compensation fund for salary variation (FCVS) and other provisions.

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

b.1) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of installments and cash payment of tax and social security debts established by Law 12.996/14.

The main case included administrative collection of the resulting expense deduction taxes with suspended payment and its update the basis for calculating the IRPJ and da CSLL between the years 2006 and 2008. Referred to collection, pending decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment mode in sight were registered at the time of subscribe the program through financial settlement in the amount of R$412,602, after the recorded deferred tax assets, was zero in net income.

The Bank and its subsidiaries adhered, in the end of 2013, the program of installments and cash payment of tax and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were recorded in 2013. As a result, contingent tax liabilities were paid in the amount of R$2,053,822, through payment of R$1,389,501 and the conversion judicial deposits of R$155,020. The gain recorded in 2013 was R$504,859 before taxes.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$10,067,254 (12/31/2013 - R$8,593,676 ): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supremo Tribunal Federal (STF - Federal Supreme Court) decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,397,396 (12/31/2013 - R$1,217,935) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$53,080 (12/31/2013 - R$52,489) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services for Financial Institutions (ISS) - R$678,804 (12/31/2013 - R$545,337): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$408,574 (12/31/2013 - R$332,259): The Bank and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the STF regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$9,999 million, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearaning services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of September 30, 2014 amounts related to these claims are approximately R$622 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Also we are successful with the 2003 base period. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2005 to 2006 are ongoing. On September 30, 2014 amounts related to this period are approximately R$147 million.

• Credit Losses - The Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2014 the amount related to this challenge is approximately R$663 million.

• INSS on Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2014 amounts related to these proceedings totaled approximately R$1,125 million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2014 the amount related to this proceeding is approximately R$243 million.

The labor lawsuits classified as possible loss risk totaled R$124 million, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the STF upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the STF for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$638 million.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$771,392, R$3,093 and R$2,991 (12/31/2013 - R$948,074, R$3,299 and R$2,952), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

11. Stockholders Equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	9/30/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	332,858	359,654	692,512	346,006	372,775	718,781
Foreign Residents	3,536,992	3,371,336	6,908,328	3,523,844	3,358,215	6,882,059
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury shares	(25,084)	(25,084)	(50,168)	(18,572)	(18,572)	(37,144)
Total outstanding	3,844,766	3,705,906	7,550,672	3,851,278	3,712,418	7,563,696

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully attributed to the mandatory dividend.

			9/30/2014
				Real per Thousand Shares / Units
				Common	Preferred	Units

Interim Dividends (1) (4)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (4)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (4)			400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (5)			220,000	27.7738	30.5512	58.3250
Total on September 30, 2014			840,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.

(4) The amount of the interim and intercalary dividend will be fully attributed to supplementary and mandatory dividends, respectively, for the year 2014 and will be paid from August 28, 2014, without any compensation to the restatement.

(5) The amount of the interim dividend will be fully attributed to supplementary and mandatory dividends, respectively, for the year 2014 and will be paid from February 26, 2015, without any compensation to the restatement.

			12/31/2013
				Real per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1) (5)			300,000	37.7153	41.4868	79.2021
Interim Dividends (2) (6)			650,000	81.7268	89.8995	171.6263
Interim Dividends (3) (7)			450,000	56.6816	62.3497	119.0313
Interim Dividends (4) (8)			285,196	35.9422	39.5364	75.4786
Intercalary Dividends (4) (8)			714,804	90.0840	99.0924	189.1764
Total on December 31, 2013			2,400,000

(1) Established by the Board of Directors in March 2013, common shares - R$32,0580, preferred shares - R$35,2638 and Units R$67,3247 net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were allocated to the mandatory dividend for the year 2013 and both were paid on August 29, 2013, without compensation to the restatement..
(6) The amount of interim dividends were allocated to the additional dividends, for the year 2013 and were paid on August 29, 2013, without any compensation to the restatement.

(7) The amount of interim dividends, R$144,473 were fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 were attributed to supplementary dividends for the year 2013 and both were paid from February 26, 2014, without any compensation to the restatement.

(8) The amount of interim dividends were fully attributed to mandatory dividends for the year 2013 and were paid on February 26, 2014 without any compensation to the restatement.

c) Treasury Shares

At the meeting held on July 29, 2013 the Board of Directors approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") which will begin on August 24, 2013, ending on August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the (National Monetary Council of Brazil ) CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 (76,008,403 post-share bonus and revise share split transaction) common shares and 3,800,420,150 (76,008,403 post-share bonus and revise share split transaction) preferred shares, or ADRs (American Depositary Receipts) by the Bank, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2014, 4.417.000 Units were acquired, 2.696.612 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on September 30, 2014, amounting to 13.544.026 Units (12/31/2013 – 11,823,638 Units) equivalent to R$189,491 (12/31/2013 – R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In 2014 was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$177,581 (12/31/2013 - R$114,586). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on September 30, 2014 was R$15.83 per Unit and US$6.48 per ADR. In the third quarter quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$32, totaling R$367,104 of treasury shares.

Additionally, during the period of nine-months ended in September 30, 2014, treasury shares were traded, that have resulted in loss of R$5,360 (12/31/2013 - loss of R$716) recorded directly in equity in capital reserves.

d) Plan to Optimize the Capital Structure (Note 18)

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

All share and per share information has been retrospectively adjusted for all periods presented to reflect the impacts of the Share Bonus and Reverse Share Split transactions (Earnings Per Share,included in Consolidated Income Statements and notes 11.a and 15.c).

Bonus and Gruping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, on April 22, 2014, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that it would launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represented approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

12. Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2014	7/01 to 9/30/2013	1/01 to 9/30/2014	1/01 to 9/30/2013
Wages and salaries	1,153,115	1,105,530	3,364,432	3,245,773
Social security costs	289,902	274,210	866,656	841,992
Benefits	277,349	262,385	798,538	774,608
Defined benefit pension plans	5,459	9,233	16,373	37,124
Contributions to defined contribution pension funds	14,618	16,042	47,225	47,481
Share-based payment costs	8,485	14,665	14,042	24,591
Training	22,051	32,864	50,103	80,999
Other personnel expenses	32,570	31,207	98,021	95,776
Total	1,803,549	1,746,136	5,255,390	5,148,344

b) Other administrative expenses

	7/01 to 9/30/2014	7/01 to 9/30/2013	1/01 to 9/30/2014	1/01 to 9/30/2013
Property, fixtures and supplies	294,821	319,244	895,706	937,032
Technology and systems	268,089	282,802	821,311	800,462
Advertising	113,883	106,493	279,893	292,566
Communications	127,759	141,715	388,809	436,258
Per diems and travel expenses	32,058	40,192	100,040	123,320
Taxes other than income tax	17,628	17,136	52,218	47,869
Surveillance and cash courier services	138,630	156,077	427,078	428,779
Insurance premiums	4,415	3,928	12,609	10,724
Specialized and technical services	535,572	554,170	1,481,240	1,486,325
Technical reports	100,329	110,818	285,750	307,647
Other specialized and technical services	435,243	443,352	1,195,490	1,178,678
Other administrative expenses	183,515	104,471	453,791	405,409
Total	1,716,370	1,726,228	4,912,695	4,968,744

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be elegible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The Extraordinary stockholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an EGM, which approved the grant of the Incentive Long - Term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an EGM, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise comprises between June 30, 2014 and June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Long-Term Incentive Plan – SOP 2013: It is a stock option plan with 3 years of vesting. The period for the exercise comprises between June 30, 2016 and June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares settled in cash, with vesting period of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants ("fifty percent"), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery Units.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013/ SOP 2013	SOP, PI12 - PSP, PI13 - PSP and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank		% of Exercisable Shares
1st		100%	50%	100%
2nd		75%	35%	75%
3rd		50%	25%	50%
4th		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PSP 2013	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 years	3 years	3 years
Average Exercise Time		5 years	5 years	3,72 years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value of the Option Shares		R$5.96	R$6.45	R$7.19

The average value of shares SANB11 in the period ended on September 30, 2014 is R$15.95 (12/31/2013 - R$14.07).

On the third quarter of 2014, daily pro-rata expenses amounting R$3,645 (9/30/2013 - expenses of R$33,496), relating to the SOP plan and expenses amounting R$6,474 (9/30/2013 - expenses of R$2.563) relating to the PSP plan. Also recorded in the period a loss with the movement of the market value of the share of the PSP Plan in the amount of R$2,043 as "Gains (losses) on financial assets and liabilities (net) - other".

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2012	25,915,376
Cancelled (PI 13 - PSP) options	(971,238)		2011	Managers	02/03/10	06/30/13
Cancelled (PI 14 - PSP) options	(86,465)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(2,352,431)	14.31	2011	Managers	10/26/11	06/30/16
Granted (SOP - 2013) options	12,240,000	14.43	2013	Managers	05/02/13	06/30/18
Granted (ILP - 2013) options	2,456,000		2013	Managers	08/13/13	06/30/16
Exercised (PI 13 - PSP) options	(324,760)		2011	Managers	02/03/10	06/30/13
Cancelled (SOP - 2013) options	(1,197,255)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (ILP - 2013) options	(6,800)		2013	Managers	08/13/13	06/30/16
Cancelled (PSP - 2013) options	(18,197)		2013	Managers	08/13/13	06/30/16
Final Balance on December 31, 2013	35,654,230
Cancelled (PI 14 - PSP) options	(1,536,735)		2012	Managers	05/29/12	06/30/14
Cancelled (SOP - 2014) options	(13,300,677)	14.31	2011	Managers	10/26/11	06/30/16
Cancelled (SOP - 2013) options	(480,830)	14.43	2013	Managers	05/02/13	06/30/18
Cancelled (PSP - 2013) options	(344,598)		2013	Managers	08/13/13	06/30/16
Granted (PSP - 2013) options	536,570		2013	Managers	08/13/13	06/30/16
Cancelled (SOP) options	(4,903,767)	23.50	2010	Managers	02/03/10	06/30/14
Exercised (PI 14 - PSP) options	(180,574)		2012	Managers	05/29/12	06/30/14
Exercised (SOP delivery 2014) options	(97,619)		2011	Managers	10/26/11	06/30/16
Final Balance on September 30, 2014	15,346,000
Plan SOP	-	23.50	2010	Managers	02/03/10	06/30/14
PI14 - PSP	-		2012	Managers	05/29/12	06/30/14
SOP 2014	2,161,112	14.31	2011	Managers	10/26/11	06/30/16
SOP 2013	10,561,914	14.43	2013	Managers	05/02/13	06/30/18
PSP 2013	2,622,974		2013	Managers	08/13/13	06/30/16
Total	15,346,000

a.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Banco Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions thats relate to just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14
Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Units	Granted Year	Employees	Data of Commencement of Period	Data of Expiry of Period
Final Balance on December 31, 2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Managers	07/01/10	07/31/2013
Cancelled Options (PI14)	(676,228)	2011	Managers	07/01/11	07/31/2014
Final Balance on December 31, 2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Managers	07/01/11	07/31/2014
Final Balance on September 30, 2014	-

In the period ended September 30, 2014, were recognized expenses daily pro rata amounting to R$3,689 (2013 - R$2,800), related to costs to the respective dates of the above cycles, for total plans of the Global Program. Expenses related to the plans are recognized in contrast to "Other liabilities - Provision for share-based payments", as they are settled in cash.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Referenced Variable Remuneration in Shares

The Annual stockholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a referenced variable remuneration in shares plan effective for all the companies of the Group, including Banco Santander. This new policy, subject to adjustments applicable to Banco Santander, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable remuneration in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of June 3, 2013. resolution of the ordinary general meeting on June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on September 30, 2014, we recorded credits "pro rata" in the amount of R$1,321 (2013 - credits of R$17.589).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On September 30, 2014, we recorded credits "pro rata" in the amount of R$238 (2013 - expenses of R$5.117), regarding the provision of the plan and recorded gain with the oscillation of the share market value of the plan in the amount of R$4,992 as personnel expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 110% to 120% of CDI. On the period ended on September 30, 2014, there were expenses of R$459 (2013 - credits of R$1,078).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this note.

	7/01 to 9/30/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,019,074	525,368	6,544,442
Income from equity instruments	36,582	-	36,582
Share of results of entities accounted for using the equity method	30,747	-	30,747
Net fee and commission income	1,934,691	267,457	2,202,148
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,110,095)	232,151	(877,944)
Other operating income/(expenses)	(112,168)	(4,237)	(116,405)
TOTAL INCOME	6,798,831	1,020,739	7,819,570
Personnel expenses	(1,645,748)	(157,801)	(1,803,549)
Other administrative expenses	(1,650,833)	(65,537)	(1,716,370)
Depreciation and amortization	(339,241)	(31,891)	(371,132)
Provisions (net)	(631,324)	(12,553)	(643,877)
Net impairment losses on financial assets	(2,786,046)	(39,083)	(2,825,129)
Net impairment losses on non-financial assets	8,321	185	8,506
Other financial gains/(losses)	55,194	-	55,194
PROFIT/LOSS BEFORE TAX (1)	(190,846)	714,059	523,213

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,367,883 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2014, the Profit before Tax for the Commercial Bank segment was R$1,177,037.

	7/01 to 9/30/2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	6,445,393	446,164	6,891,557
Income from equity instruments	1,648	-	1,648
Share of results of entities accounted for using the equity method	34,107	-	34,107
Net fee and commission income	1,719,340	202,939	1,922,279
Gains (losses) on financial assets and liabilities and exchange differences (1)	175,237	412,856	588,093
Other operating income/(expenses)	(150,526)	(5,449)	(155,975)
TOTAL INCOME	8,225,199	1,056,510	9,281,709
Personnel expenses	(1,600,487)	(145,649)	(1,746,136)
Other administrative expenses	(1,655,291)	(70,937)	(1,726,228)
Depreciation and amortization	(258,736)	(29,269)	(288,005)
Provisions (net)	(570,758)	(26)	(570,784)
Net impairment losses on financial assets	(3,274,123)	(16,582)	(3,290,705)
Net impairment losses on non-financial assets	35,932	(397)	35,535
Other financial gains/(losses)	9,561	-	9,561
PROFIT/LOSS BEFORE TAX (1)	911,297	793,650	1,704,947
PROFIT FROM DISCONTINUED OPERATIONS	21,676	-	21,676

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$227,585 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2013, the Profit before Tax for the Commercial Bank segment was R$1,099,692.

	1/01 to 9/30/2014
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	18,632,244	1,821,522	20,453,766
Income from equity instruments	173,424	-	173,424
Share of results of entities accounted for using the equity method	67,575	-	67,575
Net fee and commission income	5,519,680	756,403	6,276,083
Gains (losses) on financial assets and liabilities and exchange differences (1)	(308,191)	372,716	64,525
Other operating income/(expenses)	(358,339)	(14,830)	(373,169)
TOTAL INCOME	23,726,393	2,935,811	26,662,204
Personnel expenses	(4,795,968)	(459,422)	(5,255,390)
Other administrative expenses	(4,728,852)	(183,843)	(4,912,695)
Depreciation and amortization	(889,905)	(99,148)	(989,053)
Provisions (net)	(1,386,685)	(12,617)	(1,399,302)
Net impairment losses on financial assets	(8,336,135)	(204,726)	(8,540,861)
Net impairment losses on non-financial assets	10,655	825	11,480
Other financial gains/(losses)	86,415	-	86,415
PROFIT/LOSS BEFORE TAX (1)	3,685,918	1,976,880	5,662,798

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$501,687 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2014, the Profit before Tax for the Commercial Bank segment was R$4,187,605.

	1/01 to 9/30/2013
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	19,964,148	1,484,327	21,448,475
Income from equity instruments	47,215	-	47,215
Share of results of entities accounted for using the equity method	84,107	-	84,107
Net fee and commission income	5,314,123	645,768	5,959,891
Gains (losses) on financial assets and liabilities and exchange differences (1)	(540,657)	608,645	67,988
Other operating income/(expenses)	(323,723)	(16,078)	(339,801)
TOTAL INCOME	24,545,213	2,722,662	27,267,875
Personnel expenses	(4,720,583)	(427,761)	(5,148,344)
Other administrative expenses	(4,781,718)	(187,026)	(4,968,744)
Depreciation and amortization	(842,761)	(88,443)	(931,204)
Provisions (net)	(1,209,288)	250	(1,209,038)
Net impairment losses on financial assets	(10,798,948)	(143,165)	(10,942,113)
Net impairment losses on non-financial assets	(85,149)	(873)	(86,022)
Other financial gains/(losses)	512,537	-	512,537
PROFIT BEFORE TAX (1)	2,619,303	1,875,644	4,494,947
PROFIT FROM DISCONTINUED OPERATIONS	46,205	-	46,205

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$1,642,429 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2013, the Profit before Tax for the Commercial Bank segment was R$4,131,489.

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties for nine-months ended September 30, 2014 and 2013:

a) Key-person management compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300.000, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	9/30/2014	9/30/2013
Fixed compensation	37,590	34,920
Variable compensation	71,740	81,707
Other	10,879	10,534
Total Short-term benefits	120,209	127,161
Share-based payment (1)	22,892	22,739
Total Long-term benefits	22,892	22,739
Total (1)	143,101	149,900
(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period of nine-months ended September 30, 2014, charges were collected on key-person management compensation amounting R$22,184 (2013 - R$32,842).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2014
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding (1)	-	0.0%	-	-	-	0.0%
Qatar Holding, LLC (2)	3,758	0.1%	179	0.0%	3,937	0.1%
Employees	196,462	5.1%	196,462	5.3%	392,924	5.2%
Members of the Board of Directors	2,459	0.1%	2,481	0.1%	4,940	0.1%
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	724,831	18.7%	753,495	20.2%	1,478,326	19.4%
Total	3,844,766		3,705,906		7,550,672
Treasury shares	25,084	0.6%	25,084	0.6%	50,168	0.6%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	923,751	23.8%	952,438	25.5%	1,876,189	24.6%

	12/31/2013
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding (1)	3,758	0.1%	179	-	3,937	0.1%
Qatar Holding, LLC	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	-	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	-	(*)
Other	723,201	18.7%	751,838	20.2%	1,475,039	19.4%
Total	3,851,278		3,712,418		7,563,696
Treasury shares	18,572	0.4%	18,572	0.4%	37,144	0.5%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (3)	922,465	23.8%	951,124	25.5%	1,873,589	24.6%
(1) Companies of the Santander Spain Group.
(2) Information refer to the December 2013 (last available data).
(3) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Exercise of the exchange rights by the Qatar Holding Luxembourg II S.A R.L.

On October 29, 2013, Qatar Holding Luxembourg II S.À R.L. (“QHL”) exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Real	9/30/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	2,659,341	1,060,640	565,577
Trading derivatives, net	(81,102)	-	24,393
Banco Santander Spain	(81,102)	-	-
Santander Benelux, S.A., N.V.	-	-	135,689
Abbey National Treasury Services Plc	-	-	4,733
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(116,029)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency
	2,608,743	-	1,621
Banco Santander Spain (3) (5)	2,608,743	-	-
Banco Santander Totta, S.A.	-	-	1,621
Loans and other values with customers	-	1,059,817	539,563
Zurich Santander Brasil Seguros S.A.	-	-	15,699
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	523,864
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,059,479	-
Companhia de Arrendamento Mercantil RCI Brasil	-	338	-
Other Assets	131,700	823	-
Banco Santander Spain	131,700	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	823	-

Liabilities	(6,082,121)	(255,837)	(965,805)
Deposits from credit institutions	(49,215)	(113,771)	(546,656)
Banco Santander Spain (4)	(49,215)	-	-
Banco Santander, S.A. – Uruguay	-	-	(2,358)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(104,108)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(9,663)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(527,378)
Santander Brasil Asset	-	-	(16,920)
Customer deposits	-	(142,066)	(410,970)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(45,968)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-
ISBAN Brasil S.A.	-	-	(94,717)
Produban Serviços de Informática S.A.	-	-	(40,419)
Santander Brasil Gestão de Recursos Ltda	-	-	(87,743)
Webmotors S.A.	-	(142,066)	-
SAM Brasil Participações	-	-	(116,433)
Other	-	-	(25,690)
Other Liabilities - Dividends and Interest on Capital Payable	(165,140)	-	(165)
Grupo Empresarial Santander, S.L. (1)	(61,916)	-	-
Santander Insurance Holding, S.L.	-	-	(110)
Sterrebeeck B.V. (1)	(103,224)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(55)
Debt Instruments Eligible to Compose Capital	(5,863,891)	-	-
Banco Santander Spain (6)	(5,863,891)	-	-
Other Liabilities	(3,875)	-	(8,014)
Banco Santander Spain	(3,875)	-	-
Ingeniería de Software Bancario, S.L.	-	-	(4,470)
ISBAN Brasil S.A.	-	-	(2,410)
Produban Serviços de Informática S.A.	-	-	(134)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(65)
Other	-	-	(900)

Thousands of Real	12/31/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	11,869,737	1,087,317	217,445
Trading derivatives, net	(74,519)	-	(271,527)
Banco Santander Spain	(74,519)	-	-
Santander Benelux, S.A., N.V.	-	-	(91,959)
Abbey National Treasury Services Plc	-	-	(61,885)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(117,683)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	11,935,149	-	39,329
Banco Santander Spain (3) (5)	11,935,149	-	-
Banco Santander Totta, S.A.	-	-	1,167
Abbey National Treasury Services Plc	-	-	18,998
Santander Benelux, S.A., N.V.	-	-	19,162
Banco Santander, S.A. – México	-	-	2
Loans and other values with customers	-	1,086,384	446,590
Zurich Santander Brasil Seguros S.A.	-	-	43,865
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,044	-
Companhia de Arrendamento Mercantil RCI Brasil	-	340	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	402,725
Loans and other values with credit institutions	9,007	-	3,053
Banco Santander Spain	9,007	-	-
Santander Brasil Asset	-	-	3,053
Other Assets	100	933	-
Banco Santander Spain	100	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	933	-

Thousands of Real	12/31/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Liabilities	(1,242,870)	(165,005)	(723,748)
Deposits from credit institutions	(130,451)	(31,738)	(444,141)
Banco Santander Spain (4)	(130,451)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(21,473)	-
Santander Brasil Asset	-	-	(170,914)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(258,548)
Banco Santander, S.A. – Uruguay	-	-	(13,986)
Companhia de Arrendamento Mercantil RCI Brasil	-	(10,265)	-
Other	-	-	(693)
Marketable debt securities	(20,413)	-	-
Banco Santander Spain	(20,413)	-	-
Customer deposits	-	(133,267)	(273,531)
ISBAN Brasil S.A.	-	-	(101,391)
Produban Serviços de Informática S.A.	-	-	(48,110)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(84,117)
Santander Brasil Gestão de Recursos Ltda	-	-	(27,062)
Webmotors S.A.	-	(133,267)	-
Other	-	-	(12,851)
Other Liabilities - Dividends and interest on capital Payable	(1,089,328)	-	(5,735)
Grupo Empresarial Santander, S.L.	(410,283)	-	-
Santander Insurance Holding, S.L.	-	-	(721)
Sterrebeeck B.V. (1)	(679,045)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(365)
Santusa Holding, S.L.	-	-	(4,649)
Other Liabilities	(2,678)	-	(341)
Banco Santander Spain	(2,678)	-	-
ISBAN Brasil S.A.	-	-	(103)
Produban Serviços de Informática S.A.	-	-	(70)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(35)
Santander Brasil Asset	-	-	(117)
Other	-	-	(16)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On September 30, 2014, refers to the cash of R$317,492 (2013 - R$188,449).

(4) On September 30, 2014, refers to raising funds through operations transfers abroad amounting R$49,215, with maturity until october, 2018 and interest between 0.56% and 14.03%p.a. (2013 - R$130,451, with maturity until october, 2018 and interest between 0.56% and 14.03%p.a).

(5) On September 30, 2014, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on july 1, 2014 and interest 0.17% p.a., amounting R$2,291,250 (2013 - R$10,438,660 maturing on january 2, 2014 and interest 0.17% p.a.).

(6) Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the third quarter of 2014 (Note 11.d).

Thousands of Real	9/30/2014
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(342,400)	83,790	(621,371)
Interest and similar income - Loans and amounts due from credit institutions	13,463	79,729	7
Banco Santander Spain	13,463	-	-
Abbey National Treasury Services Plc	-	-	5
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	79,729	-
Santander Benelux, S.A., N.V.	-	-	2
Interest expense and similar charges - Customer deposits	-	(10,282)	(16,501)
Webmotors S.A.	-	(10,282)	-
ISBAN Brasil S.A.	-	-	(5,282)
Produban Serviços de Informática S.A.	-	-	(2,050)
Other	-	-	(9,169)
Interest expense and similar charges - Deposits from credit institutions	(14,292)	(4,134)	(45,026)
Banco Santander Spain	(14,292)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(4,134)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(45,026)
Expense and similar charges - Marketable debt securities	(17)	-	-
Banco Santander Spain	(17)	-	-
Fee and commission income (expense)	(41,904)	18,477	(11,486)
Companhia de Arrendamento Mercantil RCI Brasil	-	3,102	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	15,023	-
Banco Santander Spain	(41,904)	-	-
Webmotors S.A.	-	352	-
Zurich Santander Brasil Seguros S.A.	-	-	(26,654)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	14,887
Other	-	-	281
Debt Instruments Eligible to Compose Capital	(268,615)	-	-
Banco Santander Spain (6)	(268,615)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(31,035)	-	171,674
Banco Santander Spain	(31,035)	-	-
Santander Benelux, S.A., N.V.	-	-	113,099
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	10,440
Abbey National Treasury Services Plc	-	-	42,609
Other	-	-	5,526
Administrative expenses and amortization	-	-	(700,603)
ISBAN Brasil S.A.	-	-	(327,933)
Produban Serviços de Informática S.A.	-	-	(156,208)
ISBAN Chile S.A.	-	-	(2,231)
Aquanima Brasil Ltda.	-	-	(16,931)
Ingeniería de Software Bancario, S.L.	-	-	(38,814)
Produban Servicios Informaticos Generales, S.L.	-	-	(19,772)
Tecnologia Bancária S.A. - TECBAN	-	-	(96,521)
Konecta Brazil Outsourcing Ltda	-	-	(35,301)
Other	-	-	(6,892)
Other Administrative expenses - Donation	-	-	(19,436)
Santander Cultural	-	-	(2,450)
Fundacao Santander	-	-	(3,434)
Instituto Escola Brasil	-	-	(1,552)
Fundação Sudameris	-	-	(12,000)

Thousands of Real	9/30/2013
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(219,232)	55,002	65,788
Interest and similar income - Loans and amounts due from credit institutions	10,590	39,992	181
Banco Santander Spain	10,590	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	39,992	-
Abbey National Treasury Services Plc	-	-	23
Santander Benelux, S.A., N.V.	-	-	158
Interest expense and similar charges - Customer deposits	-	(4,240)	(28,018)
ISBAN Brasil S.A.	-	-	(2,873)
Produban Serviços de Informática S.A.	-	-	(1,920)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(22,316)
Webmotors S.A.	-	(3,377)	-
Webcasas S.A.	-	(863)	-
Other	-	-	(909)
Interest expense and similar charges - Deposits from credit institutions	(16,489)	(804)	-
Banco Santander Spain	(16,489)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(804)	-
Interest expense and similar charges - Marketable debt securities	(713)	-	-
Banco Santander Spain	(713)	-	-
Fee and commission income (expense)	(46,490)	20,054	101,653
Banco Santander Spain	(46,490)	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	3,020	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	9,489	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	77,677
Zurich Santander Brasil Seguros S.A.	-	-	23,025
Webmotors S.A.	-	7,545	-
Other	-	-	951
Gains (losses) on financial assets and liabilities and exchange differences (net)	(166,024)	-	363,348
Banco Santander Spain	(166,024)	-	-
Santander Benelux, S.A., N.V.	-	-	371,515
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(49,239)
Abbey National Treasury Services Plc	-	-	36,474
Other	-	-	4,598
Administrative expenses and amortization	(106)	-	(348,094)
Banco Santander Spain	(106)	-	-
ISBAN Chile S.A.	-	-	(2,402)
ISBAN Brasil S.A.	-	-	(76,686)
Produban Serviços de Informática S.A.	-	-	(115,333)
Ingeniería de Software Bancario, S.L.	-	-	(41,685)
Produban Servicios Informaticos Generales, S.L.	-	-	(20,089)
Tecnologia Bancaria Brasil S.A. - TECBAN	-	-	(82,423)
Konecta Brazil Outsourcing Ltda	-	-	(4,847)
Other	-	-	(4,629)
Other Administrative expenses - Donation	-	-	(23,282)
Santander Cultural	-	-	(6,272)
Fundação Santander	-	-	(2,734)
Instituto Escola Brasil	-	-	(2,276)
Fundação Sudameris	-	-	(12,000)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the first quarter of 2014 (Note 11.d).

16. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets					9/30/2014	12/31/2013
Swap Differentials Receivable (1)					4,842,537	5,567,911
Option Premiums to Exercise					595,788	500,886
Forward Contracts and Other					1,161,005	1,154,731
Total					6,599,330	7,223,528

Liabilities
Swap Differentials Payable (1)					4,209,466	4,217,405
Option Premiums Launched					543,809	690,743
Forward Contracts and Other					968,632	1,138,630
Total					5,721,907	6,046,778
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2014			12/31/2013
	Notional	Cost	Market	Notional	Cost	Fair Value
Swap		618,971	1,231,487		724,783	1,656,672
Asset	193,863,472	18,929,068	19,513,808	178,606,316	17,535,192	18,755,675
CDI (Interbank Deposit Rates)	47,209,088	9,007,075	9,461,319	48,684,752	16,464,230	17,210,663
Fixed Interest Rate - Real (1)	25,067,902	9,394,046	9,566,776	36,600,526	-	-
Indexed to Price and Interest Rates	28,398,568	526,491	484,380	16,519,189	-	-
Indexed to Foreign Currency	93,163,449	-	-	76,750,555	1,043,589	1,497,546
Other	24,465	1,456	1,333	51,294	27,373	47,466
Liabilities	193,244,502	(18,310,097)	(18,282,321)	177,881,533	(16,810,409)	(17,099,003)
CDI (Interbank Deposit Rates)	38,202,014	-	-	32,220,522	-	-
Fixed Interest Rate - Real	15,673,856	-	-	52,396,615	(15,796,089)	(15,930,641)
Indexed to Price and Interest Rates	27,872,077	-	-	17,533,509	(1,014,320)	(1,168,362)
Indexed to Foreign Currency (1)	111,473,546	(18,310,097)	(18,282,321)	75,706,966	-	-
Other	23,009	-	-	23,921	-	-
Options	242,723,599	3,656	51,979	234,782,478	(84,844)	(189,857)
Purchased Position	117,179,592	487,364	595,788	111,750,290	431,770	500,886
Call Option - US Dollar	3,423,786	221,666	297,676	3,815,905	108,122	178,192
Put Option - US Dollar	1,428,189	31,200	35,436	1,407,427	36,455	39,582
Call Option - Other	50,079,361	135,033	114,126	45,136,315	202,542	211,330
Interbank Market	48,913,306	88,644	66,755	43,304,479	88,525	149,768
Other (2)	1,166,055	46,389	47,371	1,831,836	114,017	61,562
Put Option - Other	62,248,256	99,465	148,550	61,390,643	84,651	71,782
Interbank Market	56,641,838	46,691	19,064	57,052,006	43,746	9,022
Other (2)	5,606,418	52,774	129,486	4,338,637	40,905	62,760
Sold Position	125,544,007	(483,708)	(543,809)	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,893,985	(257,546)	(351,704)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	1,959,812	(22,288)	(23,926)	772,847	(16,514)	(20,075)
Call Option - Other	51,321,798	(111,617)	(97,237)	63,515,372	(180,324)	(267,640)
Interbank Market	49,961,370	(63,743)	(47,681)	61,871,607	(106,328)	(214,387)
Other (2)	1,360,428	(47,874)	(49,556)	1,643,765	(73,996)	(53,253)
Put Option - Other	68,368,412	(92,257)	(70,942)	55,236,115	(115,720)	(88,757)
Interbank Market	63,280,572	(36,319)	(11,876)	51,288,888	(44,524)	(12,019)
Other (2)	5,087,840	(55,938)	(59,066)	3,947,227	(71,196)	(76,738)

Trading	9/30/2014			12/31/2013
	Notional	Cost	Market	Notional	Cost	Fair Value
Futures Contracts	306,076,060	-	-	123,646,819	-	-
Purchased Position	166,303,092	-	-	41,654,829	-	-
Exchange Coupon (DDI)	4,221,599	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	158,292,572	-	-	29,099,344	-	-
Foreign Currency	2,970,711	-	-	8,167,914	-	-
Indexes (3)	353,132	-	-	598,874	-	-
Treasury Bonds/Notes	18,330	-	-	-	-	-
Average rate of Repo Operations (OC1)	446,748	-	-	-	-	-
Other	-	-	-	16,336	-	-
Sold Position	139,772,968	-	-	81,991,990	-	-
Exchange Coupon (DDI)	51,329,373	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	20,523,550	-	-	10,266,576	-	-
Foreign Currency	14,258,347	-	-	18,179,682	-	-
Indexes (3)	231,294	-	-	64,008	-	-
Treasury Bonds/Notes	715,929	-	-	-	-	-
Average rate of Repo Operations (OC1)	52,714,475	-	-	23,460,110	-	-
Forward Contracts and Other	29,763,071	(50,821)	192,373	26,308,836	418,810	16,101
Purchased Commitment	13,070,063	242,382	214,645	14,198,260	(244,539)	(92,565)
Currencies	12,673,241	242,382	214,645	13,147,558	(244,539)	(92,565)
Other	396,822	-	-	1,050,702	-	-
Sell Commitment	16,693,008	(293,203)	(22,272)	12,110,576	663,349	108,666
Currencies	13,984,710	(293,365)	(22,434)	11,711,716	660,462	105,756
Other	2,708,298	162	162	398,860	2,887	2,910
(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional		9/30/2014				12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		37,999,253	93,107,578	62,756,641	193,863,472	178,606,316
Options		3,395,826	548,913	238,778,860	242,723,599	234,782,478
Futures Contracts		-	-	306,076,060	306,076,060	123,646,819
Forward Contracts and Other		14,621,708	10,092,483	5,048,880	29,763,071	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					9/30/2014	12/31/2013
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		28,479,285	67,544,289	97,839,898	193,863,472	178,606,316
Options		24,438,512	212,483,914	5,801,173	242,723,599	234,782,478
Futures Contracts		146,605,655	121,338,489	38,131,916	306,076,060	123,646,819
Forward Contracts and Other		8,171,863	9,590,073	12,001,135	29,763,071	26,308,836

a.4) Derivatives by Market Trading

Notional					9/30/2014	12/31/2013
		Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		55,834,754	52,700,548	85,328,170	193,863,472	178,606,316
Options		231,557,110	10,766,489	400,000	242,723,599	234,782,478
Futures Contracts		306,076,060	-	-	306,076,060	123,646,819
Forward Contracts and Other		-	20,005,921	9,757,150	29,763,071	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

Market Risk Hedge

Thousands of Real	9/30/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	(48,833)	(87,482)	(136,315)	38,532	(68,228)	(29,696)
Asset	3,010,439	53,327	3,063,766	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2) (6)	1,565,500	59	1,565,559	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	497,730	1,451	499,181	-	-	-
Indexed to Foreign Currency - LIBOR - US Dollar (2) (3) (4) (6)	327,419	12,620	340,039	498,575	28,638	527,213
Indexed to Foreign Currency - Swiss Franc (5)	321,585	3,144	324,729	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	273,613	35,528	309,141	478,733	89,259	567,992
Indexed to Foreign Currency - YEN (7)	24,592	525	25,117	-	-	-
Liabilities	(3,059,272)	(140,809)	(3,200,081)	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,060,537)	(78,218)	(1,138,755)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Price Indexes and Interest (2)	(1,192,062)	(40,755)	(1,232,817)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(22,919)	(765)	(23,684)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(27,417)	(1,081)	(28,498)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - LIBOR - US Dollar (5)	(345,988)	(3,595)	(349,583)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(410,349)	(16,395)	(426,744)	(247,971)	(2,304)	(250,275)
Object of Hedge
Assets	2,206,434	112,372	2,318,806	2,152,208	85,503	2,237,711
Lending Operation	1,535,581	67,425	1,603,006	1,617,642	46,872	1,664,514
Indexed to Foreign Currency - US Dollar	961,595	51,368	1,012,963	1,101,752	62,619	1,164,371
Indexed to Foreign Currency - Fixed Interest - US Dollar	22,963	194	23,157	26,840	373	27,213
Indexed of Prices and Interest	299,596	25,644	325,240	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	27,417	(1,121)	26,296	155,127	(6,948)	148,179
Fixed Interest Rate - Real	224,010	(8,660)	215,350	229,072	(11,276)	217,796
Securities	670,853	44,947	715,800	534,566	38,631	573,197
Securities Available for Sale - Debentures	670,853	44,947	715,800	534,566	38,631	573,197
Obligations for Securities Abroad	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)
Eurobonds	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)

(1) Instruments where the hedge item are loan operations indexed in foreign currency - US Dollar with fair value R$1,012,963 (12/31/2013 - R$1,204,815) and securities shown by debentures with fair value R$98,434 (12/31/2013 - R$114,891).

(2) Instruments where the hedge item are loan operations indexed in foreign price index and interest amounting to R$325,240 (12/31/2013 - 106,955) and Instruments where hedge object are securities shown by debentures with fair value R$617,366 (12/31/2013 - R$458,306).

(3) Instruments where the hedge item are loan operations indexed in foreign currency fixed interest - US US Dollar with fair value R$23,157 (12/31/2013 - R$27,213).
(4) Instruments where the hedge item are loan operations indexed in CDI with fair value R$26,296 (12/31/2013 - R$148,179).
(5) Instruments where hedge objects are obligations for securities abroad - eurobonds with fair value R$351,456 (12/31/2013 - R$335,110).
(6) Instruments where hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$215,350 (12/31/2013 - R$217,796).

Cash Flow Hedge

Thousands of Real	9/30/2014
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(359,507)	(102,594)	(462,101)
Asset	4,254,343	307,677	4,562,020
Indexed to Foreign Currency - Swiss Franc (1)	969,481	208,269	1,177,750
Indexed to Pre Interest Rate - Chilean Peso (2)	94,213	6,226	100,439
Indexed to Foreign Currency - Chinese Yuan (3)	60,142	113	60,255
Indexed to Pre Interest Rate - Real (4)	1,253,333	(38,390)	1,214,943
Indexed to Foreign Currency - Fixed Dollar (5) (6)	1,008,766	82,997	1,091,763
Indexed to Foreign Currency - Euro (6)	868,408	48,462	916,870
Liabilities	(4,613,850)	(410,271)	(5,024,121)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3) (4)	(2,752,875)	(256,640)	(3,009,515)
Indexed to Pre Interest Rate - Real (5)	(259,420)	(239)	(259,659)
Indexed to Pre Interest Rate - Euro (5)	(627,850)	(99,098)	(726,948)
Indexed to Foreign Currency - US Dollar (6)	(454,270)	(43,075)	(497,345)
Indexed to Foreign Currency - Real (6)	(519,435)	(11,219)	(530,654)

Thousands of Real	12/31/2013
		Adjustment
	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(166,190)	(110,280)	(276,470)
Asset	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chilean Peso (2)	97,135	6,867	104,002
Indexed to Foreign Currency - Chinese Yuan (3)	58,043	1,131	59,174
Indexed in Real (4)	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Fixed Dollar (5)	236,560	28,717	265,277
Indexed to Foreign Currency - Euro (6)	209,958	15,409	225,367
Liabilities	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Fixed Dollar (1) (2) (3) (4)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	(204,096)	(32,980)	(237,076)
Indexed to Foreign Currency - Dollar (6)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Real (8)	(36,269)	(3,328)	(39,597)

Thousands of Real
		9/30/2014	12/31/2013
		Reference value	Reference value
Hedge Instruments
Swap Contracts		34,755,047	13,115,676
Foreign Currency(7)		13,017,876	13,115,676
Interest Rate D1(7)		21,737,171	-

Thousands of Real
		9/30/2014	12/31/2013
Hedge Object - Cost
Assets		14,722,254	13,308,608
Lending Operations - Financing and Export Credit and Imports		12,938,880	12,906,917
Securities Available for Sale
Promissory Notes		-	204,096
Brazilian External Debt Bonds		624,358	-
Lending Operations		1,159,016	197,595
Liabilities		(24,973,243)	(2,423,571)
Eurobonds		(2,377,199)	(2,423,571)
Certificates of Bank Deposits (CDBs)		(22,596,044)	-

(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2013 - Operations due December 1, 2014, March 4, 2015 and April 12, 2016), where object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - Operation due April 13, 2016), where object of Hedge is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014 (12/31/2013 - Operation with maturing on December 24, 2014), and hedge object of eurobonds transactions.
(4) Operation with maturing on March 18, 2016 (12/31/2013 - Operation with maturing on March 18, 2016), where object of Hedge is an operation of eurobonds.

(5) Operation maturing on April 10, 2018, October 22, 2014 and april 1, 2021 (12/31/2013 - Operation with maturing on April 10, 2018) which hedge objects its securities operation represented by promissory notes, brazilian external debt bonds and a lending operation .

(6) Operations due July 15, 2015, October 24, 2016, March 29, 2017, July 24, 2017 and April 3, 2018 (12/31/2013 - Operations due July 15, 2015 and April 3, 2018) where objects Hedge contracts are loans from credit institutions.

(7) Operation maturing on November 3, 2014 (31/12/2013 - operation maturing on January 31, 2014) and the updated value of the instruments is R$12,937,388 (31/12/2013 - US$12,904,246), which object "hedge" are credit transactions - credit financing contracts and the export and import.

(8) Operation maturing on january 4, 2016 and the updated value of the instruments is R$21,907,013 which object "hedge" are Certificates of Bank Deposits (CDBs).

The effect of marking to market the swaps and future contracts amounts a debit of R$35,012 (12/31/2013 -R$168,050), and is recorded in stockholders' equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On September 30, 2014, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$2,316,005, maturing between december, 2014 to february, 2015 and the effect of R$98,944, of exchange rate changes recorded in equity, net of taxes. No ineffective portion be recorded in the consolidated income statement was identified.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and other are composed of government securities.

	9/30/2014	12/31/2013

Financial Treasury Bill - LFT	582,690	763,911
National Treasury Bill - LTN	3,564,290	2,521,736
National Treasury Notes - NTN	1,959,740	3,017,363
Total	6,106,720	6,303,010

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(1,048)	(66,209)	(132,419)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(4,248)	(78,111)	(156,222)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(1,442)	(13,682)	(27,364)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(42)	(815)	(1,631)
Foreign currency	Exposures subject to foreign exchange	(745)	(18,629)	(37,257)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(700)	(4,360)	(8,719)
Inflation	Exposures subject to change in coupon rates of price indexes	(6,921)	(87,915)	(175,831)
Shares and Indexes	Exposures subject to change in shares price	(3,432)	(85,812)	(171,624)
Other	Exposures not meeting the previous settings	(2,051)	(16)	(33)
Total (1)		(20,629)	(355,549)	(711,100)
(1) Amounts net of taxes

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(5,113)	(15,323)	(17,652)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(9,814)	(255,290)	(427,367)
Inflation	Exposures subject to change in coupon rates of price indexes	(2,574)	(34,810)	(60,644)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,239)	(114,050)	(208,332)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(1,102)	(3,050)	(6,030)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(10,160)	(10,166)	(18,879)
Foreign currency	Exposures subject to foreign exchange	(382)	(9,556)	(19,112)
Total (1)		(36,384)	(442,245)	(758,016)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

			9/30/2014	12/31/2013
Investment funds			4,515,473	4,404,165
Total			4,515,473	4,404,165

d) Third-party securities held in custody

As of September 30, 2014 and December 31, 2013, the Bank held in custody marketable debt securities and equity instruments totaling R$93,812,038 and R$66,691,116, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	9/30/2014		9/30/2013
Interest and similar income	43,028,449		37,493,900
Fee and commission income (net)	6,276,083		5,959,891
Impairment losses on financial assets (net)	(8,540,861)		(10,942,113)
Other income and expense	(249,781)		1,515,674
Interest expense and similar charges	(22,574,683)		(16,045,425)
Third-party input	(4,324,734)		(4,484,709)
Materials, energy and other	(371,443)		(398,608)
Third-party services	(3,398,331)		(3,445,299)
Impairment of assets	11,480		(86,022)
Other	(566,440)		(554,780)
Gross added value	13,614,473		13,497,218
Retention
Depreciation and amortization	(989,053)		(931,204)
Added value produced	12,625,420		12,566,014
Added value received from transfer
Investments in affiliates and subsidiaries	67,575		84,107
Added value to distribute	12,692,995		12,650,121
Added value distribution
Employee	4,610,724	36.3%	4,499,749	35.6%
Compensation	3,374,786		3,267,563
Benefits	865,824		862,450
Government severance indemnity funds for employees - FGTS	232,791		196,690
Other	137,323		173,046
Taxes	3,278,733	25.8%	3,252,487	25.7%
Federal	3,235,253		3,210,234
State	756		547
Municipal	42,724		41,706
Compensation of third-party capital - rental	524,263	4.1%	538,424	4.3%
Remuneration of interest on capital	4,279,275	33.7%	4,359,461	34.5%
Dividends and interest on capital	740,193		300,000
Profit Reinvestment	3,480,571		3,970,627
Profit (loss) attributable to non-controlling interests	58,511		88,834
Total	12,692,995	100.0%	12,650,121	100.0%

17. Supplementary information – Conciliation of stockholders' equity and net income

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

	Note	9/30/2014	9/30/2013	12/31/2013
Stockholders' equity attributed to the parent under Brazilian GAAP		58,312,898	63,963,228	62,819,207
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(1,027)	(7,105)	3,367
Reclassification of financial instruments to available-for-sale	b	34,204	25,482	28,912
Impairment on loans and receivables	c	128,503	78,792	155,527
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	265,073	349,330	319,533
Reversal of goodwill amortization	e	19,790,917	15,241,664	17,060,156
Realization on purchase price adjustments	f	893,526	1,034,112	999,510
Recognition of fair value in the partial sale in subsidiaries	g	112,052	-	112,052
Option for Acquisition of Equity Instrument	h	(950,000)	-	-
Other		(22,892)	67,498	(132,063)
Stockholders' equity attributed to the parent under IFRS		78,563,254	80,753,001	81,366,201
Non-controlling interest under IFRS		410,695	284,503	289,101
Stockholders' equity (including non-controlling interest) under IFRS		78,973,949	81,037,504	81,655,302

	Note	7/01 to 9/30/2014	7/01 to 9/30/2013
Net income attributed to the parent under Brazilian GAAP		536,829	497,358
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	(1,927)	6,429
Reclassification of financial instruments to available-for-sale	b	(7,875)	231
Impairment on loans and receivables	c	10,068	2,184
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	(4,367)	(15,858)
Reversal of goodwill amortization	e	927,237	909,247
Realization on purchase price adjustments	f	(18,787)	(17,301)
Regulatory Capital Optimization Plan		(107,912)	-
Other		(20,361)	(49,748)
Net income attributed to the parent under IFRS		1,312,905	1,332,542
Non-controlling interest under IFRS		10,110	17,768
Net income (including non-controlling interest) under IFRS		1,323,015	1,350,310

	Note	1/01 to 9/30/2014	1/01 to 9/30/2013
Net income attributed to the parent under Brazilian GAAP		1,582,751	1,607,385
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	a	1,144	(10,596)
Reclassification of financial instruments to available-for-sale	b	(27,253)	102,381
Impairment on loans and receivables	c	37,421	563
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	(19,255)	(61,351)
Reversal of goodwill amortization	e	2,745,730	2,727,739
Realization on purchase price adjustments	f	(56,363)	(51,904)
Other		(43,411)	2,615
Net income attributed to the parent under IFRS		4,220,764	4,316,832
Non-controlling interest under IFRS		58,511	88,834
Net income (including non-controlling interest) under IFRS		4,279,2715	4,405,666

a) Reclassification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Reclassification of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3.068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank.

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period upto 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is apportion by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion. Under BRGAAP, this type of operation, ongoing participation is accounted for by its book value.

h) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to to members of the Getnet S.A. a put with the purpose all shares of Getnet S.A. held by them. As set out in IAS 32, a financial liability was recognized for its commitment, and asa result it has a specific account in stockholders' equity in the amount of R$950 million.

18. Subsequent Event

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On 3 October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”) which shall result in the receipt of shares of Super, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank. The Santander Conglomerate will have control of this company.

b) Voluntary Tender Offer – Board of Directors´ Opinion and Adjustment of the Exchange Ratio

On October, 2, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brazil disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014 (Note 11.d).

On October 31, 2014, Santander Brazil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the Exchange Offers Results of Units and Shares for Output Level 2 Corporate Governance of BM&FBOVESPA SA, held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brazil, thereby, the participation of Grupo Santander in Santander Brazil will be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US. As consequence of the Offer, Santander Brasil's shares are no longer listed on Level 2 of BM&FBOVESPA, and are trading on the traditional listing segment.

c) Securitization Notes - MT100 Issued by Brazil Foreingn

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, will be fully redeemed in December 4th, 2014, by the approximate value of USD 747.3 million. After the redemption, Brazil Foreign Diversified Payment Rights Finance Company will be closed.

d) Treasury Shares

In the meeting held on November 3, 2014, the Company’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company, by the Company or by the Company´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs by the Company or by the Company´s agency in Cayman, which, on October 31, 2014, corresponded to approximately 1.16% of the Company’s share capital. On October 31, 2014, the Company held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Company’s employees, as well as the Companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

APPENDIX - SUBSIDIARES OF BANCO SANTANDER (BRASIL) S.A.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %		Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Banco Bandepe S.A.	Bank	100.00%	100.00%	3,073,473	163,115
Santander Leasing S.A. Arrendamento Mercantil (1)	Leasing	78.57%	99.99%	5,274,423	292,521
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,321,132	266,758
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	142,094	15,056
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	22,050	659
Santander Brasil Advisory Services S.A.	Other Activities	96.52%	96.52%	13,458	544
Santander Securities Services Brasil DTVM S.A. (3)	Dealer	100.00%	100.00%	445,306	5,216
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	389,175	31,975
Santander Participações S.A. (4)	Holding	100.00%	100.00%	1,753,260	82,952
Santander Getnet (1) (8)	Other Activities	88.50%	88.50%	1,270,985	83,426
Sancap Investimentos e Participações S.A.	Holding	100.00%	100.00%	355,948	71,442
Mantiq Investimentos Ltda.	Other Activities	100.00%	100.00%	9,049	2,112
Santos Energia Participações S.A. (6)	Holding	100.00%	100.00%	-	-
Santander Brasil EFC	Financial	100.00%	100.00%	2,384,036	24,610
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	60.65%	60.65%	670,054	78,645

Controlled by Santander Serviços
Webcasas S.A.	Other Activities	-	100.00%	22,528	(1,444)

Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (5)	Other Activities	-	100.00%	5,002	(725)
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (5)	Other Activities	-	100.00%	280	(577)
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (5)	Other Activities	-	99.99%	52	(77)
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (5)	Other Activities	-	100.00%	(4,363)	(232)
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (5)	Other Activities	-	100.00%	210,686	14,633
Izetlle do Brasil S.A. (5) (7)	Other Activities	-	50.00%	20,602	10,939

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%	233,664	64,943
Evidence Previdência S.A. (2)	Holding	-	100.00%	23,744	1,111

Brazil Foreign Diversified Payment Rights Finance Company (a)	Securitization	-	(a)	-	-
Santander FIC FI Contract I Referenciado DI (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Unix Multimercado Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Financial Curto Prazo (a)	Investment Fund	-	(a)	-	-
Santander Fundo de Investimento Capitalization Renda Fixa (a)	Investment Fund	-	(a)	-	-
Santander Paraty QIF PLC (a)	Investment Fund	-	(a)	-	-

(a) Company over which effective control is exercised, according with IFRS 10 - Consolidated Financial Statements, and there is no ownership interest.

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) On Extraordinary Stockholder's Meeting realized on December 2, 2013, to change the name of Ablasa Participações S.A. to Evidence Previdência S.A., and amendment its bylaws for the establishment and operation of pension benefit plans granted character was passed in the form of income continued or single payment, acessible to any individuals whose case is pending approval by SUSEP.

(3) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brazil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014 (Note 37.e). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 will be paid within 120 day from the referred date. Due to the capital increase, 1,673,368 new ordinary shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014. (note 3).

(4) At the Extraordinary General Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new ordinary shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer at Banco Santander, of 131,583,368 ordinary shares Santos Energia Participações S.A. (Santos Energia), through its investment in Santos Energia to Santander Participações. At the EGM held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new ordinary shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 ordinary shares of BW Guirapá I SA, and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(5) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet)

(6) At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amout of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações. In September of 2014, the investment control held on Santos Energia and their wind energy companies were reclassified to non-current assets held for sale, as mentioned in Note 5.

(7) Investment acquired on March 7, 2014.

(8) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$ 1,156,263 in current national currency and R$17,240 by conferencing of 5,300 common shares, no face value, issued by Izettle do Brasil Meios de Pagamento S.A. from Banco Santander to Santander Getnet capital. At the ESM held on August 31, 2014 the shareholders of the companies approved the merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Santander Getnet and they also approved the changing of the corporate name, from the current Santander Getnet to Getnet S.A.

Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Entity).

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the entity the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the entity after the capital increase by the amount of R$460 million, becoming the controlling shareholder of the entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by CADE on September 2, 2014 and is still pending approval by the Central Bank.

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We presented the Performance Review to consolidated financial statements of Banco Santander (Brasil) S.A. for the period ended September 30, 2014, were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

1) Macroeconomic Environment

The 2Q14 GDP performance (latest figures released in August) decreased by 0.9% over to the same quarter in 2013. It is worth noting that at the margin, the 2Q14 GDP fell 0.6% after a decrease in the first quarter of 0.1%, thus suggesting a recession during the first half of 2014. Investments decreased 11.25% in the second quarter of 2014, compared with the same period last year, while household consumption showed a modest growth of 1.2% in the same period. On the supply side, the services sector presented a slightly increase of 0.2%. The industrial GDP decreased by 3.4% in the period and agriculture was flat in the same period.

The consumer prices (IPCA) increased by 6.75% in the 12 months through September 2014, surpassing the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure scenario. After five months maintaining the Selic rate at 11.0% pa, at the meeting held on October 29, the Central Bank decided to raise the Selic rate to 11.25% pa – the previous tight cycle increased 375 bps the basic interest rate, which occurred from April of 2013 to April 2014, contributed to the slowdown of the pace growth of outstanding credit. In September, the outstanding credit grew 11.7% in twelve months, after posted a growth of 15.7% in September 2013. The mortgage lending, which is growing around 30.0% in twelve months, is hovering well above the other credit lines.

Exports slightly decreased by 0.6% in the 12 months through September 2014, reaching US$ 238.2 billion and imports also decreased 1.2%, reaching US$ 234.7 billion. As a consequence, the trade surplus posted US$3.5 billion in the same period.

The current account deficit amounted to US$ 83.7 billion in the 12 months ending in September, while foreign direct investments (FDI) totaled US$ 66.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 0.61% of GDP in the 12 months through September 2014. In the same period, nominal deficit reached 4.9% of GDP. The net public sector debt closed September at 35.9% of GDP. Gross public debt reached 61.7% of GDP in the same period.

2) Performance

2.1) Net Income

INCOME STATEMENTS (R$Millions)	9M14	9M13	changes annual %	3Q14	2Q14	changes in period %
INTEREST NET INCOME	20,454	21,448	-4.63	6,545	13,909	-52.94
Income from equity instruments	173	47	268.09	36	137	-
Income from companies accounted for by the equity method	68	84	-19.05	31	37	-16.22
Fee and commission net	6,276	5,960	5.39	2,207	4,074	-45.83
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	64	69	-7.25	(879)	943	-193.21
Other operating income (expense)	(373)	(340)	9.71	(115)	(258)	-55.43
TOTAL INCOME	26,662	27,268	-2.20	7,825	18,842	-58.47
Administrative expenses	(10,168)	(10,117)	0.55	(3,525)	(6,648)	-46.98
Depreciation and amortization	(989)	(931)	6.23	(371)	(618)	-39.97
Provisions (net)	(1,399)	(1,209)	15.72	(644)	(755)	-14.70
Impairment losses on financial assets and other assets (net)	(8,530)	(11,028)	-22.65	(2,816)	(5,714)	-50.72
Gains (losses) on disposal of assets not classified as non-current assets held for sale	76	413	-	49	27	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	11	100	-89.00	6	5	20.00
OPERATING PROFIT BEFORE TAX	5,663	4,496	25.96	524	5,139	-89.80
Income taxes	(1,384)	(135)	-	799	(2,183)	-136.60
PROFIT FOR CONTINUED OPERATIONS	4,279	4,361	-1.88	1,323	2,956	-55.24
Descontinued Operations	-	45	-	-	-	-
CONSOLIDATED PROFIT FOR THE YEAR	4,279	4,406	-2.88	1,323	2,956	-55.24

The administrative expenses totaled R$4,912 millions and R$4,969 millions on September 30, 2014 and 2013 respectively. The personnel expenses totaled R$5,255 million and R$5,148 million on September 30, 2014 and 2013. The administrative expenses decreased 1.1% and the personnel expenses increased 2.1% YoY.

As a result the efficiency ratio, calculated by division the general expenses amounting R$10,168 million by total revenue amounting R$26,662 million, reached 38.1%.

The total taxes includes income tax, social contribution, PIS and Cofins. On September 30, 2014, the tax income reached to an expense of R$1,886 million, considering the Cayman fiscal hedge effect the income tax is an expense of R$502, million. The growth in expenses of Income Tax and Social Contribution on Net Income, comparing the third quarter of 2013 and the third quarter of 2014, mainly due to tax effects of exchange rate changes on foreign investment in subsidiary and controlled.

Analysis of Income by Segment

Banco Santander operates two business segments: Commercial Bank and Global Wholesale Bank. The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management, thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to merger the Issurance segment with the Commercial Banking segment. This retrospective amendment takes effect on the presentation of this financial statements.

The profit before of Commercial Bank and Global Wholesale Bank are decribed above:

RESULTS BY SEGMENT (R$Millions)	9M14	9M13	% in profit before tax	3Q14	% in profit before tax	changes annual %
Commercial Bank (1)	3,686	2,620	58.27	3,877	78.07	39.62
Global Wholesale Banking	1,977	1,876	41.73	1,262	21.93	6.88
Profit Before Tax	5,663	4,496	100.00	5,139	100.00	25.96

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$502 due to the effects of the devaluation of the Real against the US Dollar on September 30, 2014, the Profit before Tax for the Commercial Bank segment was R$4,188.

2.2) Assets and Liabilities

BALANCE SHEET (R$Millions)	Sep/14	Sep/13	changes annual %	Jun/14	changes in period %	Dec/13
Cash and Balances with the Brazilian Central Bank	60,748	64,322	-5.56	63,096	-3.72	51,714
Financial Assets held for Trading	52,968	32,394	63.88	46,471	14.24	30,219
Other Financial Assets at Fair Value Through Profit or Loss	1,529	1,250	22.32	1,434	6.62	1,298
Available-for-Sale Financial Assets	47,287	37,594	25.78	55,312	-14.51	46,287
Loans and Receivables	266,061	240,341	10.70	240,372	10.69	258,778
Hedging Derivatives	252	163	-18.40	301	-55.81	323
Non-Current Assets Held For Sale	646	164	293.90	410	57.56	275
Investments in Associates and Joint Ventures	1,031	1,018	1.28	1,074	-4.00	1,064
Tax Assets	22,892	22,133	3.43	21,544	6.26	22,060
Other Assets	5,543	5,209	6.41	5,162	7.38	5,085
Tangible Assets	6,671	6,391	4.38	6,572	1.51	6,886
Intangible Assets	30,288	29,139	3.94	29,039	4.30	29,064
TOTAL ASSETS	495,916	440,118	12.68	470,787	5.34	453,053

Financial Liabilities Held For Trading	17,549	5,416	224.28	15,157	15.87	13,554
Financial Liabilities at Amortized Cost	369,623	324,133	14.03	347,374	6.40	329,701
Hedge Derivatives	851	452	85.18	602	39.04	629
Provisions	10,031	9,839	1.95	10,186	-1.52	10,892
Tax Liabilities	13,713	13,966	-1.81	13,761	-0.35	11,693
Other Liabilities	5,175	4,694	10.25	5,093	1.61	4,929
TOTAL LIABILITIES	416,942	358,500	16.30	392,173	6.32	371,398

Total Equity	78,974	81,618	-3.24	78,614	0.46	81,655

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	495,916	440,118	12.68	470,787	5.34	453,053

Funding

Total funding (deposits from credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital ) reached R$346,783 million in 2014 and R$305,225 in 2013, a grow of 13.6%.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$Million)	Sep/14	Sep/13	annual changes %	Jun/14	changes in period %	Dec/13
Loans and amounts due from credit institutions, gross	44,329	33,158	33.69	29,049	52.60	46,212
Impairment losses	(143)	(75)	90.15	(120)	19.17	(168)
Loans and amounts due from credit institutions, net	44,186	33,083	33.56	28,929	52.74	46,044

Loans and advances to customers, gross	235,402	221,059	6.49	225,246	4.51	226,206
Impairment losses	(13,526)	(14,056)	-3.77	(13,803)	-2.01	(13,472)
Loans and advances to customers, net	221,876	207,004	7.18	211,443	4.93	212,734

Debt Instruments	-	254	-	-	-	-

TOTAL LOANS AND RECEIVABLES	266,061	240,341	10.70	240,372	10.69	258,778

Impairment losses

The expenses for impairment losses, including the total revenue recovery, totaled R$8,540 million and R$10,942 million on the period ended on September 30, 2014 and 2013, respectively, decreasing 21.9%.

2.4) Stockholders’ Equity

In September 2014, Banco Santander consolidated stockholders’ equity presented a fall of 3.2% YoY and grow of 0.5% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 11.d). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

In 2014, 4,417,000 Units were acquired, 2,696,612 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on September 30, 2014, amounting to 13,544,026 Units (12/31/2013 – 11,823,638 Units) equivalent to R$189,491 (12/31/2013 – R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In 2014 was acquired 4,791,874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$177,581 (12/31/2013 - R$114,586). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on September 30, 2014 was R$15.83 per Unit and US$6.48 per ADR. In the third quarter quarter of 2014, due to the Optimization Plan PR, were also recorded interest in the amount of R$32, totaling R$367,104 (12/31/2013 - R$291,707) of treasury shares.

In September 2014, were featured dividends of R$840 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)				Sep/14	Sep/13	Dec/13
Interest on capital				-	300.0	300.0
Interim Dividends				99.8	1,100.0	1,385.2
Intercalary Dividends				740.2	-	714.8
Total				840.0	1,400.0	2,400.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,248 million, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,248 million, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus and Grouping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, on April 22, 2014, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that it would launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represented approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019.

In July 2014, there was a review of the requirements relating to credit risk, which changed the parameters of classification of retail and the weighting factor risk of this segment.

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3.678/2013, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %		Sep/14	Dec/13	Sep/13
Basel Index - consolidated		18.8	19.2	18.2

2.6) Main Subsidiaries

SUBSIDIARIES (R$Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	54,300.7	5,274.4	292.5	2,286.8
Aymoré Crédito, Financiamento e Investimento S.A.	30,725.4	1,321.1	266.8	27,692.0
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,047.0	2,384.0	24.6	2,617.7
Santander Corretora de Câmbio e Valores Mobiliários S.A	932.2	389.2	32.0	1.0
(1) Includes Leasing portfolio and other credits

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Events

3.1) Subsequent Events

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On 3rd October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the receipt of shares of Super, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank. Santander Conglomerate will control such entity.

b) Voluntary Tender Offer – Board of Directors´ Opinion and Adjustment of the Exchange Ratio

On October, 2, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brazil disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Santander Brazil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the Exchange Offers Results of Units and Shares for Output Level 2 Corporate Governance of BM&FBOVESPA SA, held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brazil, thereby, the participation of Grupo Santander in Santander Brazil will be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US.

c) Securitization Notes - MT100 Issued by Brazil Foreingn

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, will be fully redeemed in December 4th, 2014, by the approximate value of USD 747.3 million. After the redemption, Brazil Foreign Diversified Payment Rights Finance Company will be closed.

(d) Treasury Shares

In the meeting held on November 3rd, 2014, the Company’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company, by the Company or by the Company´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs by the Company or by the Company´s agency in Cayman, which, on October 31, 2014, corresponded to approximately 1.16% of the Company’s share capital. On October 31, 2014, the Company held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Company’s employees, as well as the Companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3rd, 2014, and it will expire on November 3rd, 2015.

3.2) Corporate Restructuring

a) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet S.A. (current corporate name of Santander Getnet Serviços Para Meios de Pagamento Sociedade Anônima (SGS))

Banco Santander announced to the market on April 7, 2014, the company's purchase Getnet ("Transaction"), through its subsidiary SGS, partner of Banco Santander in the development of the activities of acquiring and processing debit and credit cards payments.

At the EGM held on July 31, 2014, the capital increase of SGS of R$1,173,503 was approved, from the current R$16,000 to R$1,189,503 through the issuance of 53,565,000 new common shares, nominative and without par value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in local currency and R$17,240 in through the carrying amount, by Banco Santander of 5,300 common shares without par value issued by the iZettle Brazil Payment Services SA to the capital of SGS, which raised the share of Banco Santander from in Getnet S.A. 50.0% to 88.5%.

On July 31, 2014, SGS acquired all the shares of Getnet. The purchase price amounted to R$1,156.3 million (R$1.089,1 million paid e R$67,2 million payable), and intangible assets was estimated at R$1,064.5 million.

The allocation of the purchase price (Purchase Price Allocation - PPA) shown below reflects purchase accounting adjustments, in accordance with IFRS 3 - Business Combinations, determined at the acquisition date, based on accounting records on July 31, 2014 which corresponded to a gain in fixed assets in the amount of R$48,882.

The initial recognition of the PPA was made on estimates basis, which may be updated within the measurement period (12 months after completion of the operation), as summarized below:

Summary of cleared values

Stockholders’ Equity on July 31, 2014	42,895
Added value of assets	48,882
Adjusted accounting value	91,777
Purchase Price	1,156,263
Goodwill	1,064,486

At the EGM held on August 31, 2014 was approved the merger of SGS Getnet under "Private Instrument of Protocol and Justification of Merger of the Getnet S.A. - (Protocol)" of August 29, 2014 (Merger).

The implementation of the Merger represents an important step in the simplification, consolidation and integration of capture and processing of operations activities of electronic payments Group Santander in Brazil, allowing for the consolidation for all commercial, financial and accounting purposes.

By the Protocol, Getnet SA received the book value of all assets, rights and obligations of Getnet totaling R$42,895 which was extinguished and succeeded by Getnet SA in all their rights and obligations. In view that all the shares issued by Getnet are the property of Getnet SA, there was no increase in the share capital of Getnet SA following the approval of the Merger, so the net assets of Getnet was registered in Getnet SA in return of the investment account.

The context of the transaction, Banco Santander has granted to the minority shareholders of the Getnet SA a put option whose purpose all shares of Getnet SA held equivalent to 11.5% of the total capital of the company for them. As set out in IAS 32, measured at fair value, a financial liability was recognized for the commitment made, as counterpart a specific account in stockholders' equity in the amount of R$950 million.

On August 31, 2014, the SGS shareholders also approved the change of the name of SGS to Getnet S.A..

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the entity the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the entity after the capital increase by the amount of R$460 million, becoming the controlling shareholder of the entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by CADE on September 2, 2014 and is still pending approval by the Bank.

The association was approved by CADE on September 2, 2014 and is still pending approval by the Bank.

c) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014.

At the Extraordinary Shareholders Meeting (ESM) held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet SA (current corporate name of Santander Getnet) transferred at account value all of the 5,300 common shares without par value issued by iZettle Brazil's held by it in the amount of R$17,240 to the capital of Getnet SA (current corporate name of Santander Getnet) (Note 15).

iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander Spain and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution.

d) New Shareholders' Agreement of TecBan

On July 18, 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by TecBan, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. The General Superintendency of CADE published in the Diário Oficial da União, on 23.10.2014, its decision in which approved, without restrictions, the related transaction.

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

f) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

g) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

h) Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15 and 6.a.III) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by IFRS 5.

The total of non-current assets held for sale is R$277,029, and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

i) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

4) Strategy

Banco Santander is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Santander Brasil also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

The Bank also continues increasing its commercial activity. In the Cards segment was approved the agreement for the acquisition of the GetNet Operations, which is important to expand its local participation in the Acquiring segment. In the SMEs segment, the bank launched a new product Santander Pague Direto, a partnership with Ambev, a subsidiary of the largest beverage company in the world. Furthermore, in this quarter, the bank announced an agreement with Banco Bonsucesso, aiming to boost the Payroll market activities. The transaction is subject to regulatory approval. Also in this quarter, Santander Brasil has launched SuperBank, a digital plataform which offers the sale of financial products and services through a prepaid card. With this platform, the bank will enter in the pre-paid market and the payments. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social-Environmental Businesses. In 2014, the bank has been internationally recognized with its pioneer program Reduza e Compense CO2. This program was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation, and it is an initiative that integrates socio-environmental businesses and the individual empowerment in combating climate change. Moreover, in Microcredit Activities, Santander is a leader among private Banks. In addition, with Santander Universities and Social Investment, Santander contributes to the improvement of high quality education in Brazil. Santander Brazil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of September 2014, Loan to Deposit reached 96.4%, Coverage ratio stood at 170.2% and the Basel ratio of Santander Brasil was 18.8%, maintaining the position of the most capitalized retail bank in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

6) Corporate Governance

On July 1st, the Board of Directors of the Company approved the remuneration of the members of the Special Independent Committee, responsible for advising the Board of Directors to review and prepare manifestation on the voluntary public tender offer. This Committee was created in the Board of Directors meeting held on April 30, 2014.

On July 30, the Board of Directors of the Company approved the amendment to the Company’s Audit Committee Bylaws and elected Mr. Álvaro Antônio Cardoso de Souza to be part of the Risk Committee, as coordinator, and to be part of the Special Independent Committee, as a member.

On September 24, the Board of Directors of the Company approved the election of Mr. Antonio Pardo de Santayana Montes, previously a Director with no specific designation, to the position of Vice-President Executive Officer of the Company, as recommended by the Remuneration and Nomination Committee.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation;

• To evaluate and keep the efforts to comply all observations and recommendations periodically made by auditors and banking authorities.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk and another for managing market risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain, General Policies and Basileia.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the nine months of 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

8) People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 180 thousand employees worldwide, 49 thousand in Brazil alone, and more than 106 million clients.

9) Sustainable Development

On April 25th, Bacen published the Resolution 4,327, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Bacen. Banco Santander already adopts a series of practices established by the Resolution and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the Resolution. These practices are available in our Annual Report, which concerns our business performance from 2013. The new edition follows the directives from the Global Reporting Initiative (GRI) G4 for sustainability reports, comprehensive option, audited by external verification.

In May, we were mentioned by the “IstoÉ Dinheiro magazine” as one of the “50 empresas do bem” (“50 companies of good”), with highlight to our urban mobility initiatives, adopted at the Torre Santander (Administrative Tower).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the September 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of November 3, 2014).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Performance Review, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended September 30, 2014, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Performance Review, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Banco Santander Executives on September 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 4, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer